Exhibit 99.1

Semi-Annual Report
As of and for the six months ended June 30, 2023

Cautionary Statements Concerning Forward Looking Statements
Statements contained in this Semi-Annual Report, particularly those regarding possible or assumed future performance, competitive strengths, costs, dividends, reserves, our growth, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms are used to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially.
These risks and uncertainties include, without limitation:
•our ability to launch new products successfully and to maintain vehicle shipment volumes;
•changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality;
•our ability to realize the anticipated benefits of the merger;
•our ability to offer innovative, attractive products, and to develop, manufacture and sell vehicles with advanced features, including enhanced electrification, connectivity and autonomous-driving characteristics;
•the continued impact of unfilled semiconductor orders;
•our ability to successfully manage the industry-wide transition from internal combustion engines to full electrification;
•our ability to produce or procure electric batteries with competitive performance, cost and at required volumes;
•our ability to successfully launch new businesses and integrate acquisitions;
•a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in our vehicles;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles;
•changes in local economic and political conditions;
•changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in laws and regulations;
•the level of governmental economic incentives available to support the adoption of battery electric vehicles;
•the impact of increasingly stringent regulations regarding fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions;
•various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits;
•material operating expenditures in relation to compliance with environmental, health and safety regulations;
•the level of competition in the automotive industry, which may increase due to consolidation and new entrants;
•our ability to attract and retain experienced management and employees;

•exposure to shortfalls in the funding of our defined benefit pension plans;
•our ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies;
•our ability to access funding to execute our business plan;
•our ability to realize anticipated benefits from joint venture arrangements;
•disruptions arising from political, social and economic instability;
•risks associated with our relationships with employees, dealers and suppliers;
•our ability to maintain effective internal controls over financial reporting;
•developments in labor and industrial relations and developments in applicable labor laws;
•earthquakes or other disasters; and
•other factors discussed elsewhere in this report.
Furthermore, in light of the inherent difficulty in forecasting future results, any estimates or forecasts of particular periods that are provided in this report are uncertain. We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this report or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.
Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section — Risks and Uncertainties of this Semi-Annual Report.

CERTAIN DEFINED TERMS
In this Semi-Annual Report, unless otherwise specified, the terms “we”, “our”, “us”, the “Company” and “Stellantis” refer to Stellantis N.V., together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to “FCA” and “FCA N.V.” mean Fiat Chrysler Automobiles N.V. or Fiat Chrysler Automobiles N.V. together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to “PSA” and “Groupe PSA” mean Peugeot S.A. or Peugeot S.A. together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to the “merger” refer to the merger between PSA and FCA completed on January 16, 2021 and resulting in the creation of Stellantis.
All references in this Semi-Annual Report to “Euro” and “€” refer to the currency issued by the European Central Bank. Stellantis’ financial information is presented in Euro. All references to “U.S. Dollars”, “U.S. Dollar”, “USD” and “$” refer to the currency of the United States of America (“U.S.”).
The Semi-Annual Report is filed with the Dutch Authority for Financial Markets (Autoriteit Financiële Markten, the “AFM”) and is furnished to the U.S. Securities and Exchange Commission (“SEC”) on the Form 6-K.

MANAGEMENT DISCUSSION AND ANALYSIS
Highlights

	Six months ended June 30,
(€ million, except shipments, which are in thousands of units, and per share amounts)	2023	2022
Combined shipments(1)	3,327	3,033
Consolidated shipments(2)	3,202	2,934

Net revenues	98,368	87,999
Net profit/(loss)	10,918	7,960
Adjusted operating income(3)	14,126	12,727

Earnings per share(4)
Basic earnings per share (€)	3.48	2.54
Diluted earnings per share (€)	3.45	2.47

Ordinary dividends, per share (€)	1.34	1.04

	Six months ended June 30,
(€ million)	2023	2022
Net cash from/(used in) operating activities	€13,393	€9,843
Industrial free cash flows	8,655	5,319

(€ million)	At June 30, 2023	At December 31, 2022
Available Liquidity	€65,590	€62,705
Of which: Industrial Available liquidity	63,884	61,316
Industrial net financial position(5)	29,797	25,705
________________________________________________________________________________________________________________________________________________
(1) Combined shipments include shipments from Stellantis' consolidated subsidiaries and unconsolidated joint ventures
(2) Consolidated shipments only include shipments from Stellantis' consolidated subsidiaries
(3) Refer to sections — Non-GAAP Financial Measures, Company Results and Results by Segment in this Semi-Annual Report for further discussion
(4) Refer to Note 20, Earnings per share, in the Semi-Annual Condensed Consolidated Financial Statements included in this Semi-Annual Report
(5) Refer to sections — Non-GAAP Financial Measures and Liquidity and Capital Resources in this Semi-Annual Report for further discussion

Non-GAAP Financial Measures
We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”) financial measures: Adjusted operating income, Industrial free cash flows and Industrial net financial position. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance as prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union.
Adjusted operating income/(loss): Adjusted operating income/(loss) excludes from Net profit/(loss) adjustments comprising restructuring, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).
Effective from January 1, 2023, our Adjusted operating income/(loss) includes Share of the profit/(loss) of equity method investees. The comparatives for the six months ended June 30, 2022, have been adjusted accordingly. This change was implemented as management believes these results are becoming increasingly relevant due to the number of partnerships Stellantis has recently engaged in, and will continue to engage in in the future, around electrification and other areas critical to the future of mobility.
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to:
•Impacts from strategic decisions to rationalize Stellantis’ core operations;
•Facility-related costs stemming from Stellantis’ plans to match production capacity and cost structure to market demand; and
•Convergence and integration costs directly related to significant acquisitions or mergers.
Adjusted operating income/(loss) is used for internal reporting to assess performance and as part of the Company's forecasting, budgeting and decision making processes as it provides additional transparency to the Company's core operations. We believe this non-GAAP measure is useful because it excludes items that we do not believe are indicative of the Company’s ongoing operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among our segments. We also believe that Adjusted operating income/(loss) is useful for analysts and investors to understand how management assesses the Company’s ongoing operating performance on a consistent basis. In addition, Adjusted operating income/(loss) is one of the metrics used in the determination of the annual performance bonus for the Chief Executive Officer of the Company and other eligible employees, including members of the Top Executive Team.

Refer to the sections Company Results and Results by Segment below for further discussion and for a reconciliation of this non-GAAP measure to Net profit/(loss), which is the most directly comparable measure included in our Semi-Annual Condensed Consolidated Income Statement. Adjusted operating income/(loss) should not be considered as a substitute for Net profit/(loss), cash flow or other methods of analyzing our results as reported under IFRS.

Industrial free cash flows: is our key cash flow metric and is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: net intercompany payments between continuing operations and discontinued operations, proceeds from disposal of assets and contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables, factoring and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control. In addition, Industrial free cash flows is one of the metrics used in the determination of the annual performance bonus for the Chief Executive Officer of the Company and other eligible employees, including members of the Top Executive Team.
Refer to Liquidity and Capital Resources —Industrial free cash flows for further information and the reconciliation of this non-GAAP measure to Cash flows from operating activities, which is the most directly comparable measure included in our Semi-Annual Condensed Consolidated Statement of Cash Flows. Industrial free cash flows should not be considered as a substitute for Net profit/(loss), cash flow or other methods of analyzing our results as reported under IFRS.
Industrial net financial position is calculated as: Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) financial securities that are considered liquid, (iii) current financial receivables from the Company or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits. Therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale. We believe Industrial net financial position is useful in providing a measure of the Company’s net cash, considering cash and cash equivalents and financial securities. Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, we provide a separate analysis of Net financial position between industrial activities and financial services. Refer to Liquidity and Capital Resources —Industrial net financial position for further information.

Company Results
The following is a discussion of the Company's results of operations for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. Share of the profit/(loss) of equity method investees is included in our Operating income/(loss) and Adjusted operating income effective January 1, 2023. The comparatives for the six months ended June 30, 2022, have been adjusted accordingly.

	Six months ended June 30,
(€ million)	2023	2022
Net revenues	€98,368	€87,999
Cost of revenues	76,934	69,865
Selling, general and other costs	4,921	4,460
Research and development costs	2,735	2,547
Gains/(losses) on disposal of investments	22	31
Restructuring costs	552	838
Share of the profit/(loss) of equity method investees	293	56
Operating income/(loss)	13,541	10,376
Net financial expenses/(income)	(69)	431
Profit/(loss) before taxes	13,610	9,945
Tax expense/(benefit)	2,692	1,985
Net profit/(loss)	€10,918	€7,960

Net profit/(loss) attributable to:
Owners of the parent	€10,923	€7,960
Non-controlling interests	€(5)	€—
Net revenues

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2023	2022	2023 vs. 2022
Net revenues	€98,368	€87,999	11.8%
See — Results by Segment below for a discussion of Net revenues for each of our six reportable segments (North America, Enlarged Europe, Middle East & Africa, South America, China and India & Asia Pacific, and Maserati).
Cost of revenues

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2023	2022	2023 vs. 2022
Cost of revenues	€76,934	€69,865	10.1%
Cost of revenues as % of Net revenues	78.2%	79.4%
The increase in Cost of revenues during the six months ended June 30, 2023 compared to the corresponding period in 2022, primarily related to (i) higher shipment volumes in North America and Middle East & Africa, (ii) higher raw materials and logistics costs, partially offset by (iii) increased synergies and cost efficiencies.

Selling, general and other costs

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2023	2022	2023 vs. 2022
Selling, general and other costs	€4,921	€4,460	10.3%
Selling, general and other costs as % of Net revenues	5.0%	5.1%
The increase in Selling, general and other costs during the six months ended June 30, 2023 compared to the corresponding period in 2022, primarily related to higher selling expenses as a result of higher volumes.
Research and development costs

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2023	2022	2023 vs. 2022
Research and development expenditures expensed	€1,631	€1,605	1.6%
Amortization of capitalized development expenditures	1,088	931	16.9%
Impairment and write-off of capitalized development expenditures	16	11	45.5%
Total Research and development costs	€2,735	€2,547	7.4%

	Six months ended June 30,
	2023	2022
Research and development expenditures expensed as % of Net revenues	1.7%	1.8%
Amortization of capitalized development expenditures as % of Net revenues	1.1%	1.1%
Impairment and write-off of capitalized development expenditures as % of Net revenues	—%	—%
Total Research and development cost as % of Net revenues	2.8%	2.9%
Research and development expenditures expensed during the six months ended June 30, 2023 are substantially unchanged as compared to the corresponding period in 2022.
The increase in Amortization of capitalized development expenditures during the six months ended June 30, 2023, compared to the corresponding period in 2022, is primarily related to the amortization of development costs for vehicles launched during 2022, particularly in Enlarged Europe and Maserati, including the all-new Maserati GranTurismo as well as the smart car platform.
Total Research and development expenditures during the six months ended June 30, 2023 and 2022 were as follows:

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2023	2022	2023 vs. 2022
Capitalized development expenditures(1)	€2,014	€1,444	39.5%
Research and development expenditures expensed	1,631	1,605	1.6%
Total Research and development expenditures	€3,645	€3,049	19.5%

Capitalized development expenditures as % of Total Research and development expenditures	55.3%	47.4%
Total Research and development expenditures as % of Net revenues	3.7%	3.5%
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(1) Does not include capitalized borrowing costs of €68 million and €48 million for the six months ended June 30, 2023 and 2022, respectively, in accordance with IAS 23 - Borrowing costs (Revised)
The increase in total Research and development expenditures during the six months ended June 30, 2023 compared to the corresponding period in 2022, is primarily due to increased capital development expenditures for the development of vehicles and products, including the battery electric vehicle (“BEV”) rollout plan set out in our Dare Forward 2030 strategic plan.

Restructuring costs

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2023	2022	2023 vs. 2022
Restructuring costs	€552	€838	(34.1)%
The decrease in Restructuring costs during the six months ended June 30, 2023 compared to the corresponding period in 2022 is primarily due to Enlarged Europe with the prior year being significantly impacted by workforce reduction plans, partially offset by an increase in North America.
Share of the profit/(loss) of equity method investees

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2023	2022	2023 vs. 2022
Share of the profit/(loss) of equity method investees	€293	€56	423.2%
The increase in the Share of the profit of equity method investees during the six months ended June 30, 2023, compared to the corresponding period in 2022, was primarily due to impairments of €297 million related to our joint venture with GAC Fiat Chrysler Automobiles Co (“GAC-Stellantis JV”) recognized during the six months ended June 30, 2022. These amounts have been excluded from Adjusted operating income. Refer to Note 2, Scope of Consolidation - GAC Stellantis JV, within the Semi-Annual Condensed Consolidated Financial Statements for additional information.

Net financial expenses/(income)

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2023	2022	2023 vs. 2022
Net financial expenses/(income)	€(69)	€431	(116.0)%
During the six months ended June 30, 2023 there was €69 million net financial income as compared to €431 million net financial expense in the same period in 2022, primarily reflecting the improved yield on investments, which is driven by the increase in interest rates and is partially offset by increased foreign exchange losses on cash denominated in Argentinean Peso, the write-down of the investment in supply chain finance funds and the cost the new bond issuances. Refer to Note 8, Financial assets, within the Semi-Annual Condensed Consolidated Financial Statements for additional information.

Tax expense/(benefit)

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2023	2022	2023 vs. 2022
Tax expense/(benefit)	€2,692	€1,985	35.6%
Effective tax rate	19.8%	20.0%
The effective tax rate of 19.8 percent for the six months ended June 30, 2023, is relatively flat compared to the effective tax rate of 20.0 percent for the six months ended June 30, 2022. The increase in tax expense is primarily driven by increased results, primarily in Enlarged Europe and North America, and corresponding increase in tax expense.

Net profit/(loss)

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2023	2022	2023 vs. 2022
Net profit/(loss)	€10,918	€7,960	37.2%
The increase in Net profit during the six months ended June 30, 2023 compared to the corresponding period in 2022, is primarily due to the improved operating performance, lower restructuring costs and items excluded from Adjusted operating income as well as a surplus of financial income over expense, partially offset by higher tax expense due primarily to increased profit before taxes.
Adjusted operating income

Six months ended June 30,			Increase/(Decrease)
2023	2022	(€ million)	2023 vs. 2022
€14,126	€12,727	Adjusted operating income	11.0%
14.4%	14.5%	Adjusted operating income margin (%)	-10 bps

	Six months ended June 30, 2022
(€ million)	As reported	Share of profit/(loss) of equity method investees	As adjusted
Adjusted operating income	12,374	353	12,727
Adjusted operating income margin (%)	14.1%	+40 bps	14.5%
The following chart presents the change in Adjusted operating income by segment for the six months ended June 30, 2023 compared to the corresponding period in 2022.
Refer to — Results by Segment below for a discussion of Adjusted operating income for each of our six reportable segments (North America, Enlarged Europe, Middle East & Africa, South America, China and India & Asia Pacific, and Maserati).

The following table is the reconciliation of Net profit/(loss), which is the most directly comparable measure included in the Semi-Annual Condensed Consolidated Income Statement, to Adjusted operating income:

(€ million)	Six Months Ended June 30, 2023
Net profit/(loss)	€10,918
Tax expense/(benefit)	2,692
Net financial expenses/(income)	(69)
Operating income/(loss)	€13,541
Adjustments:
Restructuring and other costs, net of reversals	€594
Reorganization of financial services	140
Impairment expense and supplier obligations	14
Takata airbags recall campaign, net of recoveries	(55)
Other	(108)
Total Adjustments	585
Adjusted operating income	€14,126

(€ million)	Six Months Ended June 30, 2022
Net profit/(loss)	€7,960
Tax expense/(benefit)	1,985
Net financial expenses/(income)	431
Operating income/(loss)	€10,376
Adjustments:
Restructuring and other costs, net of reversals	€838
CAFE penalty rate	660
Takata recall campaign	562
Impairment of GAC-Stellantis JV	297
Patents litigation	134
Impairment expense and supplier obligations	67
Other	(207)
Total Adjustments	2,351
Adjusted operating income	€12,727
During the six months ended June 30, 2023, Adjusted operating income excluded adjustments primarily related to:
•€594 million of restructuring and other costs, primarily related to workforce reductions;
•€140 million of net costs associated with the reorganization of our financial services activities in Europe;
•€14 million of impairments, net of reversals; and
•€108 million of Other, mainly related to gains on disposals of investments.
During the six months ended June 30, 2022, Adjusted operating income excluded adjustments primarily related to:
•€838 million of restructuring costs, primarily related to workforce reductions mainly in Enlarged Europe, North America and South America;
•€660 million, resulting from an increase in provision related to Model Year 2019 - 2021 CAFE penalty rate adjustment;

•€562 million for an extension of Takata airbags recall campaign in Enlarged Europe, Middle East & Africa and South America;
•€297 million of the full impairment of our equity method investment and includes write off of balances relating to loan receivables, trade receivables and capitalized development expenditures. Refer to Company Results - Share of the profit/(loss) of equity method investees for further information;
•€134 million of provision related to litigation by certain patent owners related to the use of certain technologies in prior periods; and
•€207 million of Other, mainly related to release of litigation provisions, changes in ownership of equity method investments, partially offset by net losses on disposals.

Results by Segment
The following are the results by segment for the six months ended June 30, 2023 and 2022:

	Net revenues		Adjusted operating income		Consolidated Shipments
	Six months ended June 30,
(€ million, except shipments which are in thousands of units)	2023	2022	2023	2022	2023	2022
North America	€45,916	€42,443	€8,027	€7,683	1,023	959
Enlarged Europe	34,861	31,319	3,725	3,230	1,478	1,362
Middle East & Africa	4,698	3,039	1,218	529	208	138
South America	7,563	7,233	1,075	1,002	420	403
China and India & Asia Pacific	1,986	2,152	294	269	58	62
Maserati	1,309	941	121	62	15	10
Other activities	2,474	1,513	(126)	128	—	—
Unallocated items & eliminations(1)	(439)	(641)	(208)	(176)	—	—
Total	€98,368	€87,999	€14,126	€12,727	3,202	2,934
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(1) Primarily includes intercompany transactions which are eliminated on consolidation
The following are the market shares by segment for the six months ended June 30, 2023 and 2022:

	Market share(1)
	Six months ended June 30,
	2023	2022
North America	10.0%	11.3%
Enlarged Europe	17.8%	19.6%
Middle East & Africa	15.1%	11.9%
South America	23.7%	23.3%
India & Asia Pacific	0.7%	0.8%
China	0.3%	0.5%
Maserati	2.5%	2.1%

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(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information. Represents PC and LCVs, except as noted
•Middle East & Africa exclude Iran, Sudan and Syria
•South America excludes Cuba
•India & Asia Pacific reflects aggregate for major markets where Stellantis competes (Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia)
•China represents PC only
•Maserati reflects aggregate for 17 major markets where Maserati competes and is derived from S&P Global data, Maserati competitive segment and internal information
Figures may not add due to rounding. Prior period figures have been updated to reflect current information provided by third-party industry sources
Refer to Note 21, Segment reporting in the Semi-Annual Condensed Consolidated Financial Statements for additional information on the Company’s reportable segments.

The following is a discussion of Net revenues, shipments and Adjusted operating income for each of our six reportable segments for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022. Until December 31, 2022, the operating environment impacts, primarily of pricing, market share, product and market mix and costs were reported separately from the impacts of Company performance. From January 2023, we no longer separate changes between the operating environment and the Company performance and instead report all changes by nature. As a result, volume changes are now allocated to one driver whereas prior to 2023, they were split between the operating environment and Company performance which included the difference between shipments to the network and sales to end customers. Likewise, mix changes are no longer split between industry mix and mix attributable to Company performance. We believe that this provides a straightforward and easier explanation of the variances.
•Volume & Mix: reflects changes in new car volumes (consolidated shipments), driven by industry volume, market share and dealer stocks, and mix evolutions such as channel, product line and trim mix. It also reflects the impact of some non-pricing items;
•Vehicle Net Price: reflects changes in prices, net of discounts and other sales incentive programs;
•Industrial: reflects manufacturing and purchasing cost changes associated with content, technology and enhancement of vehicle features, as well as industrial, logistics and purchasing efficiencies and inefficiencies. The impact of fixed manufacturing costs absorption related to the change in production output is included here. Cost changes to purchasing of raw materials, warranty, compliance costs, as well as depreciation and amortization related to property, plant and equipment are also included here;
•SG&A: primarily includes costs for advertising and promotional activities, purchased services, information technology costs and other costs not directly related to the development and manufacturing of Stellantis products;
•R&D: includes research and development costs, as well as amortization; and
•FX and Other: includes other items not mentioned above, such as used cars, parts & services, sales to partners, royalties, as well as foreign currency exchange translation, transaction and hedging.

North America

	Six months ended June 30,		Increase/(Decrease)
	2023	2022	2023 vs. 2022
Shipments (thousands of units)	1,023	959	6.7%
Net revenues (€ million)	€45,916	€42,443	8.2%
Adjusted operating income (€ million)	€8,027	€7,683	4.5%
Adjusted operating income margin (%)	17.5%	18.1%	-60 bps
The Company's market share(1) in North America of 10.0 percent for the six months ended June 30, 2023 reflected a decrease of 130 bps from 11.3 percent in the same period in 2022. The U.S. market share(1) of 10.2 percent reflected a decrease of 150 bps from 11.7 percent in the same period in 2022.
Shipments
The North America shipments increased in the six months ended June 30, 2023 compared to the corresponding period in 2022, mainly on higher volumes of Chrysler Pacifica, Dodge Charger and Durango, and Jeep Compass, offsetting lower Jeep Wrangler and Gladiator shipments.
Net revenues
The increase in North America Net revenues in the six months ended June 30, 2023 compared to the corresponding period in 2022 was primarily due to strong net pricing and higher volumes, partially offset by unfavorable mix.
Adjusted operating income
The following chart reflects the change in North America Adjusted operating income by operational driver for the six months ended June 30, 2023 compared to the same period in 2022.
The increase in North America Adjusted operating income in the six months ended June 30, 2023 compared to the same period in 2022 was primarily due to higher net pricing, volume growth and favorable foreign exchange translation and transaction effects, partially offset by product mix and market mix.

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(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information

Enlarged Europe

	Six months ended June 30,		Increase/(Decrease)
	2023	2022	2023 vs. 2022
Shipments (thousands of units)	1,478	1,362	8.5%
Net revenues (€ million)	€34,861	€31,319	11.3%
Adjusted operating income (€ million)	€3,725	€3,230	15.3%
Adjusted operating income margin (%)	10.7%	10.3%	+40 bps

	Six months ended June 30, 2022
(€ million)	As reported	Share of profit/(loss) of equity method investees	As adjusted
Adjusted operating income	3,267	(37)	3,230
Adjusted operating income margin (%)	10.4%	-10 bps	10.3%
The Company's market share(1) in the EU30 for the six months ended June 30, 2023, decreased 220 bps to 19.0 percent from 21.2 percent in the same period in 2022.
Shipments
Shipments in Enlarged Europe increased in the six months ended June 30, 2023 compared to the corresponding period in 2022, with increased shipments for Fiat Professional Ducato, Fiat 500, Alfa Romeo Tonale, Opel Astra and Corsa, and Jeep Avenger; growth in BEV deliveries led by Fiat New 500, Opel Mokka and Citroën Berlingo.
Net revenues
The increase in Enlarged Europe Net revenues in the six months ended June 30, 2023 compared to the corresponding period in 2022 was mainly due to higher shipment volumes, positive net pricing, and favorable vehicle mix, driven by new models, BEVs and PHEVs, partially offset by higher buyback commitments.

_____________________________________________________________________________________________________________________________________________
(1) EU30 = EU27 (excluding Malta) and including Iceland, Norway, Switzerland and UK. Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information

Adjusted operating income
The following chart reflects the change in Enlarged Europe Adjusted operating income by operational driver for the six months ended June 30, 2023 compared to the same period in 2022.
The increase in Enlarged Europe Adjusted operating income in the six months ended June 30, 2023 compared to the same period in 2022 was primarily due to higher net pricing, favorable volume, partially offset by increased industrial costs due to supply chain costs and higher raw materials.

Middle East & Africa

	Six months ended June 30,		Increase/(Decrease)
	2023	2022	2023 vs. 2022
Combined shipments (thousands of units)	301	199	51.3%
Consolidated shipments (thousands of units)	208	138	50.7%
Net revenues (€ million)	€4,698	€3,039	54.6%
Adjusted operating income (€ million)	€1,218	€529	130.2%
Adjusted operating income margin (%)	25.9%	17.4%	+850 bps

	Six months ended June 30, 2022
(€ million)	As reported	Share of profit/(loss) of equity method investees	As adjusted
Adjusted operating income	472	57	529
Adjusted operating income margin (%)	15.5%	+190 bps	17.4%

The Company's market share(1) in the Middle East & Africa for the six months ended June 30, 2023, increased 320 bps to 15.1 percent from 11.9 percent in the same period in 2022.

_______________________________________________________________________________________________________________________________________________
(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information

Shipments
The increase in consolidated shipments in Middle East & Africa in the six months ended June 30, 2023 compared to the corresponding period in 2022 was led by higher volumes of Citroën, Peugeot, Opel and Fiat brands, mainly the Citroën Berlingo, Peugeot 2008, Opel Corsa and Fiat Ducato.
Net revenues
The increase in Middle East & Africa Net revenues in the six months ended June 30, 2023 compared to the corresponding period in 2022 was primarily due to higher volumes, higher net pricing and improved vehicle mix, partially offset by negative foreign exchange translation effects, mainly driven by the Turkish lira.
Adjusted operating income
The following chart reflects the change in Middle East & Africa Adjusted operating income by operational driver for the six months ended June 30, 2023 compared to the same period in 2022.
The increase in Middle East & Africa Adjusted operating income in the six months ended June 30, 2023 compared to the same period in 2022 was primarily due to higher net pricing and higher volumes, mainly in Turkey, as well as favorable product mix, partially offset by devaluation of the Turkish lira.

South America

	Six months ended June 30,		Increase/(Decrease)
	2023	2022	2023 vs. 2022
Shipments (thousands of units)	420	403	4.2%
Net revenues (€ million)	€7,563	€7,233	4.6%
Adjusted operating income (€ million)	€1,075	€1,002	7.3%
Adjusted operating income margin (%)	14.2%	13.9%	+30 bps
The Company's market share(1) in South America for the six months ended June 30, 2023 increased 40 bps to 23.7 percent from 23.3 percent in the same period in 2022. The Company's market share in Brazil and Argentina for the six months ended June 30, 2023 decreased 130 bps to 32.3 percent from 33.6 percent and decreased 250 bps to 31.2 percent from 33.7 percent, respectively, compared to the corresponding period in 2022.
Shipments
Shipments in South America increased in the six months ended June 30, 2023 compared to the corresponding period in 2022, with higher volumes of Citroën C3, Fiat Fastback, Fiat Argo and Peugeot 208, more than offsetting declines in shipments from Jeep and Ram vehicles.
Net revenues
The increase in South America Net revenues in the six months ended June 30, 2023 compared to the corresponding period in 2022 was primarily due to higher volume and higher net pricing, partially offset by negative foreign exchange translation effects, mainly Argentine Peso, as well as vehicle mix.
Adjusted operating income
The following chart reflects the change in South America Adjusted operating income by operational driver for the six months ended June 30, 2023 compared to the same period in 2022.
The increase in South America Adjusted operating income in the six months ended June 30, 2023 compared to the same period in 2022 was mainly due to higher net pricing in Brazil, partially offset by unfavorable mix and higher industrial costs due to raw material inflation.

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(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information

China and India & Asia Pacific

	Six months ended June 30,		Increase/(Decrease)
	2023	2022	2023 vs. 2022
Combined shipments (thousands of units)	90	100	(10.0)%
Consolidated shipments (thousands of units)	58	62	(6.5)%
Net revenues (€ million)	€1,986	€2,152	(7.7)%
Adjusted operating income (€ million)	€294	€269	9.3%
Adjusted operating income margin (%)	14.8%	12.5%	+230 bps

	Six months ended June 30, 2022
(€ million)	As reported	Share of profit/(loss) of equity method investees	As adjusted
Adjusted operating income	289	(20)	269
Adjusted operating income margin (%)	13.4%	-90 bps	12.5%

In China, we distribute imported vehicles primarily for the Jeep brand through an asset-light approach. For information on our GAC-Stellantis JV, refer to Note 2, Scope of consolidation within the Semi-Annual Condensed Consolidated Financial Statements. We also locally manufacture vehicles under the Dongfeng Peugeot and Dongfeng Citroën brands in China through the 50 percent owned Dongfeng Peugeot Citroën Automobiles (“DPCA JV”), based in Wuhan. The Dongfeng Peugeot Citroën Automobile Sales Co (“DPCS“) markets the vehicles produced by DPCA JV in China.
The results of these joint ventures are accounted for using the equity method, with recognition of our share of the net result of the joint venture in the line item “Share of the profit of equity method investees” within the Consolidated Income Statement. We fully impaired the equity method investment in GAC-Stellantis JV at June 30, 2022. Refer to Note 2, Scope of consolidation in the Semi-Annual Condensed Consolidated Financial Statements for additional information.
We also produce the Jeep Compass and Jeep Meridian in India through our joint operation with Fiat India Automobiles Private Limited (“FIAPL”) and we recognize our related interest in the joint operation on a line by line basis.
Shipments distributed by our consolidated subsidiaries, which include vehicles produced by FIAPL, are reported in both consolidated and combined shipments. Shipments of the GAC-Stellantis JV and DPCA JV are not included in consolidated shipments and are only in combined shipments.
Shipments
The decrease in China and India & Asia Pacific consolidated shipments in the six months ended June 30, 2023 compared to the corresponding period in 2022 was mainly due to a decrease in China due to dealer stock clearance in 2023 following introduction of new emission standards and delayed launches.
Net revenues
The decrease in China and India & Asia Pacific Net revenues in the six months ended June 30, 2023 compared to the corresponding period in 2022 was mainly due to dealer stock clearance in China which is partially offset by favorable net pricing and mix.
Adjusted operating income
The increase in China and India & Asia Pacific Adjusted operating income in the six months ended June 30, 2023 compared to the same period in 2022 was mainly driven by favorable net pricing and lower SG&A, partially offset by lower volumes and negative foreign exchange impacts.

Maserati

	Six months ended June 30,		Increase/(Decrease)
	2023	2022	2023 vs. 2022
Shipments (thousands of units)	15.3	10.2	50.0%
Net revenues (€ million)	€1,309	€941	39.1%
Adjusted operating income (€ million)	€121	€62	95.2%
Adjusted operating income margin (%)	9.2%	6.6%	+260 bps

Shipments
The increase in Maserati shipments in the six months ended June 30, 2023 compared to the corresponding period in 2022 was due to the ramp-ups of all-new Grecale and GranTurismo.
Net revenues
The increase in Maserati Net revenues in the six months ended June 30, 2023 compared to the corresponding period in 2022 was primarily due to higher volumes and net price which is partially offset by mix.
Adjusted operating income
The increase in Maserati Adjusted operating income in the six months ended June 30, 2023 compared to the same period in 2022 was mainly due to favorable volume from respective ramp-ups of all-new Grecale and GranTurismo and higher net pricing.

Liquidity and Capital Resources

Available Liquidity
The following table summarizes our total Available liquidity:

(€ million)	At June 30, 2023	At December 31, 2022
Cash, cash equivalents and financial securities(1)	€52,918	€49,960
Undrawn committed credit lines	12,672	12,680
Cash, cash equivalents and financial securities - included within Assets held for sale	—	65
Total Available liquidity(2)	€65,590	€62,705
of which: Available liquidity of the Industrial Activities	€63,884	€61,316
________________________________________________________________________________________________________________________________________________
(1) Financial securities are comprised of short term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may be subject to risk of change in value (even if they are short-term in nature or marketable)
(2) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, (and in particular in Argentina, in which we have €943 million cash and securities at June 30, 2023 (€959 million at December 31, 2022), and Russia, in which we have €90 million cash at June 30, 2023 (€121 million at December 31, 2022)) we do not believe such transfer restrictions had an adverse impact on the Company’s ability to meet its liquidity requirements at the dates presented above. Cash and cash equivalents also include €216 million at June 30, 2023 (€107 million at December 31, 2022) held in bank deposits which are restricted to the operations related to securitization programs and warehouses credit facilities of Stellantis Financial Services U.S.
Available liquidity of the Industrial Activities at June 30, 2023, increased by €2.6 billion from December 31, 2022, primarily due to the €8.7 billion Industrial free cash flow of the period, the issuance of new bonds for €2.5 billion and €1.5 billion net proceeds related to the reorganization of financial services in Europe, partially offset by €4.2 billion dividends distribution, €1.9 billion bonds repayment, €0.7 billion share buyback, the €1.6 billion increase in net funding to financial services and €0.7 billion increase in financial receivables from financial services joint ventures and negative currency translation effect of €0.5 billion due to depreciation of the U.S. Dollar versus EUR rate on U.S. Dollar denominated cash.

Our Available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates. Moreover, we tend to operate with negative working capital as we generally receive payment for vehicles within a few days of shipment, whereas there is a lag between the time when parts and materials are received from suppliers and when we pay for such parts and materials; therefore, in periods in which our vehicle shipments decline materially we will suffer a significant negative impact on cash flow and liquidity as we continue to pay suppliers for components purchased in a high volume environment during a period in which we receive lower proceeds from vehicle shipments. Plant shutdowns, whether associated with model year changeovers, or other factors such as temporary supplier interruptions or government-imposed restrictions, such as we have experienced in response to the COVID-19 pandemic, can have a significant negative impact on our revenues and working capital as we continue to pay suppliers while we do not receive proceeds from vehicle sales. Refer to the section — Cash Flows below for additional information regarding the change in cash and cash equivalents.
Our liquidity is principally denominated in Euro and U.S. Dollar, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total cash, cash equivalents and financial securities available at June 30, 2023, €25.3 billion, or 48 percent (€22.1 billion, or 44 percent at December 31, 2022), were denominated in Euro and €21.9 billion, or 41 percent (€21.6 billion, or 43 percent at December 31, 2022), were denominated in U.S. Dollar.
At June 30, 2023, undrawn committed credit lines of €12.7 billion include the syndicated revolving credit facility (“RCF”) of €12.0 billion, signed in 2021 with a group of relationship banks. The RCF is available for use in general corporate purposes, and is structured in two tranches: €6.0 billion, with a 3 year tenor, and €6.0 billion, with a 5 year tenor, each tranche benefiting from two further extension options, each of 1-year. In June 2023, the second-year extension option has been exercised. Current maturities are July 6, 2026 and July 6, 2028, respectively, for the two tranches.

Euro Medium Term Note Programme Notes
The Company issued two notes during the period ended June 30, 2023:
•In March 2023, a Green Bond was issued with a principal amount of €1.25 billion with an interest rate of 4.375 percent and matures in March 2030. Stellantis will allocate an amount equal to the net proceeds of any Green Bond issued to investments and expenditures meeting the eligibility criteria (the “Eligible Green Projects”). The Eligible Green Projects include design, development and manufacturing of zero emissions vehicles, that are battery electric vehicles and hydrogen fuel cell vehicles; and
•In June 2023, the Company issued notes with principal amount of €1.25 billion with an interest rate of 4.25 percent and matures in June 2031.
Other Notes
In April 2023, Stellantis repaid, at maturity, a €500 million note formerly issued by PSA in 2016, and a U.S.$1.5 billion (€1.4 billion) note formerly issued by FCA in 2015.
Warehouse Credit Facilities

On June 30, 2023, the First Investors Auto Receivables Corporation (“FIARC”) warehouse, with a capacity of $300 million, was extended to mature on June 30, 2025. In conjunction with the renewal, the benchmark rate was transitioned from London Interbank Offered Rate (“LIBOR”) to daily compound Secured Overnight Funding Rate (“SOFR”) plus a spread.

Asset-backed Securities (“ABS”) Term Notes
On April 17, 2023, the Company elected to exercise its clean-up call on €17 million ($19 million) in ABS Term Notes issued by First Investors Auto Owner Trust 2018-2.
On June 30, 2023, Stellantis Financial Services U.S., through SFS Auto Owner Trust 2023-1, issued seven classes of ABS Term Notes totaling $1 billion in aggregate. The notes issued in each class bear a fixed rate of interest except for the €55 million ($60 million) Class A-2-B note which bears interest daily compound SOFR plus a spread. The ABS Term Notes are secured by a pool of prime retail loans.

Ratings
Stellantis terminated its rating agreement with Fitch, with effect from April 1, 2023. Therefore, any securities issued after April 1, 2023 will only be rated by Moody’s and S&P.
On May 31, 2023, Moody’s affirmed Stellantis rating at “Baa2” and changed outlook to positive.

Cash Flows
The following table summarizes the cash flows from operating, investing and financing activities for the six months ended June 30, 2023 and 2022. Refer to the Semi-Annual Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2023 and 2022 included in this Semi-Annual Report for additional detail.

	Six months ended June 30,
(€ million)	2023	2022
Net cash from/(used in) operating activities	€13,393	€9,843
Net cash from/(used in) investing activities	(5,916)	(4,666)
Net cash from (used in) financing activities	(4,497)	(10,088)
Effects of changes in exchange rates	(500)	1,637
(Increase)/decrease in cash and cash equivalents included in asset held for sale	65	—
Increase/(decrease) in cash and cash equivalents	2,545	(3,274)
Net cash and cash equivalents at beginning of period	46,433	49,629
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	€48,978	€46,355
Operating Activities
For the six months ended June 30, 2023, cash flows from operating activities was the result of Net profit of €10,918 million primarily adjusted: (1) to add back €3,740 million for depreciation and amortization expense, (2) a €369 million increase in deferred tax assets, (3) a €1,134 million net increase in provisions, primarily due to sales incentives and restructuring in North America, and (4) for the negative effect of the change in working capital of €2,756 million, which includes (i) an increase of €1,970 million in inventories mostly driven by higher level of production and logistics constraints in Enlarged Europe, (ii) an increase of €3,858 million in trade receivables mainly reflecting the planned reduction of factoring (iii) a net absorption of €202 million in other receivables and payables, partially offset by (iv) an increase of €3,274 million in trade payables primarily reflecting increases in both inventories and raw materials, increased components costs and a strong level of production in May and June.
For the six months ended June 30, 2022, cash flows from operating activities was the result of Net profit of €7,960 million primarily adjusted: (1) to add back €3,225 million for depreciation and amortization expense, (2) a €142 million change in deferred taxes, (3) a €1,400 million net increase in provisions, primarily due to accruals for CAFE penalty rates and restructuring and (4) for the negative effect of the change in working capital of €2,801 million, which includes (i) an increase of €3,607 million in inventories reflecting seasonal trend and increases in raw materials and components costs and safety stock, as well as, an increase in new vehicle inventory levels, (ii) an increase of €1,348 million in trade receivables mainly due to seasonality and some reduction in level of factoring, (iii) changes in other receivables and payables with a net absorption of €874 million primarily related to changes in indirect tax positions in North America and Enlarged Europe and payment of prior years variable compensation to employees, partially offset by (iv) an increase of €3,028 million in trade payables primarily reflecting higher volumes and different mix of production in May-June 2022 as compared to November-December 2021 as well as increased costs of raw materials and components.
Investing Activities
For the six months ended June 30, 2023, cash used in investing activities was primarily the result of (1) €4,447 million of investment in properties, plant and equipment and intangible assets, including €2,014 million of capitalized development expenditures, partly offset by €233 million increase in payables related to the investments in properties, plant and equipment and intangible assets, (2) €662 million investment for acquisitions of consolidated subsidiaries and equity method and other investments of which approximately €460 million in capital injections to joint ventures and associates and €200 million in acquisitions of minority interests as part of strategic supply agreements, and (3) an increase in receivables from financing activities of €2,079 million, which was mainly attributable to increased retail financing of Stellantis Financial Services U.S. that were partially offset by €994 million net proceeds from disposals of shares in consolidated companies and of investments in non-consolidated companies, including net proceeds of €675 million from the disposal of FCA Bank. Refer to Note 2, Scope of consolidation within the Semi-Annual Condensed Consolidated Financial Statements for additional information.

For the six months ended June 30, 2022, cash used in investing activities was primarily the result of (1) €3,963 million of investment in properties, plant and equipment and intangible assets, including €1,444 million of capitalized development expenditures, (2) €446 million decrease in payables related to the investments in properties, plant and equipment and intangible assets, and (3) an increase in receivables from financing activities of €319 million, which was mainly attributable to increased retail financing of Stellantis Financial Services U.S. and dealer financing in Brazil.
Financing Activities
For the six months ended June 30, 2023, cash used in financing activities resulted primarily from (1) the payment of dividends of €4,208 million, (2) share buybacks of €674 million, (3) the increase in securities of €455 million mainly related to investments which are not classified as cash equivalents, partially offset by (4) the net increase in long-term debt of €450 million, including (i) the issuance of bonds for €2,500 million, (ii) the proceed from new other long-term debt for €123 million, partially offset by (iii) the repayment of bonds for €1,857 million and of other long-term debt for €315 million, and by (5) a positive net change of €392 million in short-term debt and other financial assets and liabilities.
For the six months ended June 30, 2022, cash used in financing activities resulted primarily from (1) the repayment of €6,300 million Intesa San Paolo credit facility, and (2) payment of dividends of €3,260 million, partially offset by (3) €1,000 million of proceeds from a Medium Term Note issuance.

Industrial free cash flows
The following table provides a reconciliation of Cash flows from operating activities, the most directly comparable measure included in our Semi-Annual Condensed Consolidated Statement of Cash Flows, to Industrial free cash flows for the six months ended June 30, 2023 and 2022:

	Six months ended June 30,
(€ million)	2023	2022
Cash flows from/(used in) operating activities	13,393	9,843
Less: Operating activities not attributable to industrial activities	(211)	129
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	4,196	4,388
Add: Proceeds from disposal of assets and other changes in investing activities	1,726	251
Less: Net proceeds related to the reorganization of financial services in Europe(1)	1,464	—
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	1,058	293
Add: Defined benefit pension contributions, net of tax	43	35
Industrial free cash flows	€8,655	€5,319
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(1) The net consideration of €1,566 million for the sale of 50 percent interest held in FCA Bank to Crédit Agricole Consumer Finance S.A. (“CACF”) related to industrial activities is offset by payments of €102 million in relation to the transfer of leasing activities.

Industrial net financial position

	At June 30, 2023			At December 31, 2022
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Third parties debt (Principal)	€(28,790)	€(24,383)	€(4,407)	€(26,335)	€(23,508)	€(2,827)
Capital market(1)	(19,856)	(19,026)	(830)	(19,088)	(18,488)	(600)
Bank debt	(3,288)	(2,516)	(772)	(2,937)	(2,264)	(673)
Other debt(2)	(3,471)	(685)	(2,786)	(2,051)	(517)	(1,534)
Lease liabilities	(2,175)	(2,156)	(19)	(2,259)	(2,239)	(20)
Accrued interest and other adjustments(3)	(677)	(646)	(31)	(818)	(793)	(25)
Debt with third parties (excluding held for sale)	(29,467)	(25,029)	(4,438)	(27,153)	(24,301)	(2,852)
Debt classified as held for sale	—	—	—	(11)	(11)	—
Debt with third parties including held for sale	(29,467)	(25,029)	(4,438)	(27,164)	(24,312)	(2,852)
Intercompany, net(4)	—	2,513	(2,513)	—	918	(918)
Current financial receivables from jointly-controlled financial services companies(5)	985	985	—	321	321	—
Debt, net of intercompany, and current financial receivables from jointly-controlled financial service companies	(28,482)	(21,531)	(6,951)	(26,843)	(23,073)	(3,770)
Derivative financial assets/(liabilities), net of collateral deposits(6)	14	26	(12)	52	52	—
Financial securities(7)	3,940	3,560	380	3,527	3,326	201
Cash and cash equivalents	48,978	47,742	1,236	46,433	45,335	1,098
Cash and cash equivalents classified as held for sale	—	—	—	65	65	—
Net financial position	€24,450	€29,797	€(5,347)	€23,234	€25,705	€(2,471)
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(1) Includes notes issued under the Medium Term Programme, or Medium Term Note (“MTN”) Programme, and other notes for €18,541 million at June 30, 2023 (€18,003 million at December 31, 2022), Schuldschein for €485 million (€485 million at December 31, 2022) and other financial instruments issued in financial markets, mainly from South America financial services companies for €830 million (€600 million at December 31, 2022)
(2) Includes asset-backed financing, i.e. sales of receivables for which de-recognition is not allowed under IFRS, for €197 million at June 30, 2023 (€128 million at December 31, 2022) and debt for securitizations programs, for €2,734 million at June 30, 2023 (€1,527 million at December 31, 2022)
(3) Includes adjustments for purchase accounting and net (accrued)/deferred interest and other amortizing cost adjustments
(4) Net amount between industrial activities entities' financial receivables due from financial services entities (€2,731 million at June 30, 2023 and €1,116 million at December 31, 2022) and industrial activities entities' financial payables due to financial services entities (€218 million at June 30, 2023 and €198 million at December 31, 2022)
(5) Financial receivables due from Stellantis Financial Services (at June 30,2023), FCA Bank and from the Banque PSA Finance joint ventures with Group Santander Consumer Finance and with BNP Paribas Personal Finance (at December 31, 2022)
(6) Fair value of derivative financial instruments (net negative €6 million at June 30, 2023 and net positive €16 million at December 31, 2022) and collateral deposits (€20 million at June 30, 2023 and €36 million at December 31, 2022)
(7) Excludes certain financial securities held pursuant to applicable regulations (€354 million at June 30, 2023 and €330 million at December 31, 2022) and non-liquid equity investments (€536 million at June 30, 2023 and €321 million at December 31, 2022) and other non-liquid securities (€914 million at June 30, 2023 and €143 million at December 31, 2022)

The €4.1 billion improvement in Industrial net financial position at June 30, 2023, as compared to December 31, 2022, primarily reflects the €8.7 billion Industrial free cash flow of the period and the €1.5 billion net proceeds related to the reorganization of financial services in Europe, partially offset by €4.2 billion dividends distribution, €1.0 billion impact of the share buyback and a negative foreign exchange translation.

Important events during the six months ended June 30, 2023
In January 2023, Stellantis announced that it will contribute technology, expertise and capital to Archer Aviation Inc. for the manufacture of Archer’s electric vertical take-off and landing aircraft. Stellantis committed to €138 million (U.S.$150 million) in capital injections subject to certain milestone achievements. Refer to Note 2, Scope of consolidation within the Semi-Annual Condensed Consolidated Financial Statements for additional information.
In January 2023, the Ram 1500 Revolution BEV concept was unveiled at CES which demonstrates Ram’s commitment to electric vehicle leadership.
In January 2023, Stellantis announced the signing of a binding agreement with Element 25 Limited to supply battery grade high purity manganese sulfate monohydrate to Stellantis for use in electric vehicle battery packs. The five-year agreement calls for shipments to begin in 2026, and options to extend the supply term and volumes.
Two binding agreements were signed with Vulcan Energy Resources Limited in 2023. In January, Stellantis announced for the first phase of a multiphase project to develop new geothermal projects aimed at decarbonizing the energy mix of Stellantis’ Rüsselsheim industrial site in Germany. In addition, in May, a binding agreement was announced to cover the Mulhouse industrial site in France. Based upon current assumptions, the projects could provide a significant portion of the industrial sites’ annual energy needs starting in 2025 and 2026, respectively.
In January 2023, Stellantis announced the signing of a supply agreement with Terrafame Ltd. for nickel sulfate to be used in EV batteries. Commencing in 2025, Terrafame will supply Stellantis with nickel sulfate over the five-year term of the agreement. The Terrafame agreement is a part of Stellantis’ electrification strategy and will cover a significant portion of the needs for sustainable regionally sourced nickel.
In February 2023, the Stellantis Board of Directors approved a share buyback program of up to €1.5 billion (total purchase price excluding ancillary costs), to be executed on the market with the intent to cancel the common shares acquired through the share buyback program. The shares will be purchased over a period ending December 31, 2023 on NYSE / Euronext Milan / Euronext Paris. The first tranche of €500 million started on March 17, 2023 and was completed on May 18, 2023. In June 2023, a second tranche of €500 million started and will end no later than September 7, 2023. Common shares purchased under the program will be cancelled in due course. Refer to Note 19, Equity within the Semi-Annual Condensed Consolidated Financial Statements for additional information.
In February 2023, Stellantis finalized a €144 million (U.S. $155 million) investment which represents a 14.2 percent equity stake in McEwen Copper, a subsidiary of Canadian mining company McEwen Mining, which owns the Los Azules project in Argentina. This investment will make a major contribution to the Company’s plan to become carbon net zero by 2038. Refer to Note 8, Financial assets within the Semi-Annual Condensed Consolidated Financial Statements for additional information.
In February 2023, Stellantis announced a €144 million (U.S.$155 million) investment in three plants in Kokomo, Indiana to produce new electric drive modules that will help power future electric vehicles assembled in North America and support the goal of 50 percent battery electric sales in the U.S. by 2030.
In March 2023, Stellantis announced a new strategic agreement with Koç Holding to expand their existing Tofaş joint venture and enhance the potential of its operations in Turkey. Tofaş will acquire the entire share capital of Stellantis Otomotiv Pazarlama A.S., the Stellantis Türkiye distribution company. As a result, all Stellantis brands available for distribution in Turkey: Alfa Romeo, Fiat, Citroën, DS Automobiles, Jeep, Maserati, Opel and Peugeot will be distributed by Tofaş.
In March 2023, Stellantis announced the brands Leasys and Free2move will consolidate their activities to create a new multi-brand operational leasing company. Stellantis and Crédit Agricole Consumer Finance will each have 50 percent shareholding rights. In the same month Stellantis and Crédit Agricole Consumer Finance announced that they have signed a binding agreement for the acquisition of ALD and LeasePlan’s activities in Portugal and Luxembourg, respectively.
In April 2023, Stellantis announced that the former Banque PSA Finance has been renamed to Stellantis Financial Services, which will have a single financing entity covering all Stellantis brands. In addition, it was announced that Leasys will be the multi-brand operational leasing company which will include the lease brand, Free2move.

In April, Stellantis completed the sale of the 50 percent interest held in FCA Bank to CACF. Refer to Note 2, Scope of consolidation - Disposal within the Semi-Annual Condensed Consolidated Financial Statements for additional information.
In April 2023, Stellantis announced the signing of a binding offtake agreement with Alliance Nickel Ltd for the supply of nickel sulfate and cobalt sulfate over an initial five-year period. In addition, Stellantis agreed to purchase €8 million (AUD 15 million) in new equity in Alliance Nickel, giving us an 11.5 percent shareholding on completion, and rights to nominate one director to the Alliance board.
In May 2023, Stellantis announced the signing of a binding agreement to acquire a 33.3 percent stake in Symbio with Faurecia and Michelin remaining shareholders with 33.3 percent holding each. Symbio produces hydrogen fuel cells which will support our fuel cell light commercial vehicle production in France. The agreement is subject to customary closing conditions, including regulatory approval.
In June 2023, Stellantis signed a non-binding memorandum of understanding to enter into exclusive negotiations to form a joint venture focused on End-of-Life Vehicle (“ELV”) recycling as part of the automaker’s continued commitment to build its circular economy activities. The Stellantis-Galloo joint venture will work with selected authorized treatment facilities to collect ELVs from the last owner, enabling the recovering of parts for reuse, remanufacturing, and recycling. The service is expected to launch at the end of 2023 with an initial focus on France, Belgium and Luxembourg, and then expanding across Europe. The joint venture will offer its services to other automakers.
In June 2023, Stellantis announced the creation of SiliconAuto which is a joint venture with Foxconn that is dedicated to designing and selling semiconductors to supply the automotive industry, including Stellantis. Refer to Note 2, Scope of Consolidation within the Semi-Annual Condensed Consolidated Financial Statements for additional information.
In June 2023, Stellantis signed a nine year binding offtake agreement with Kuniko Ltd to secure battery-grade nickel sulfate and cobalt sulfate supplies. In addition, Stellantis agreed to invest €5 million (AUD 8 million) which represents approximately 20 percent shareholding on completion, and rights to nominate one director to the Kuniko board.
On June 30, 2023, Stellantis management received a letter from the Stellantis French Association of Dealers (the “French Dealers”) alleging the failure of certain internal Stellantis processes, including with regard to compensation and vehicle delivery, and the claim that these failures have resulted in negative financial consequences for the French Dealers. We are continuing to investigate and assess the French Dealers’ allegations. However, at this stage of our investigation, we believe the likelihood of a material adverse effect on our business, financial condition and results of operations is remote.

Risks and Uncertainties
The Company believes that the risks and uncertainties identified for the six months ended June 30, 2023 are in line with the main risks and uncertainties to which the Company is exposed and that were identified and discussed in the section Risk Management-Risk Factors in the Company's Annual Report and Form 20-F for the year ended December 31, 2022 filed with the SEC and AFM on February 24, 2023, (the “Annual Report”). Those risks and uncertainties should be read in conjunction with this Semi-Annual Report.

GUIDANCE AND OUTLOOK
2023 STELLANTIS GUIDANCE

Adjusted Operating Income Margin	Double-Digit
Industrial Free Cash Flows	Positive
€1.5 billion Share Buyback Program	On-Track
2023 Industry Outlook*
•North America: +5 percent, Outlook for region unchanged;
•Enlarged Europe: +7 percent, changed from +5 percent;
•Middle East & Africa: +7 percent, changed from +5 percent;
•South America: + 3 percent, Outlook for region unchanged;
•India & Asia Pacific: +5 percent, Outlook for region unchanged; and
•China: +2 percent, Outlook for region unchanged.
Source: China State Information Center (“CIS”), S&P Global, Ward’s Automotive and Company estimates

*2023 Industry Outlook changed for EE and MEA compared to outlook provided on May 3 '23

SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)
(Unaudited)

		Six months ended June 30,
	Note	2023	2022
Net revenues	3	€98,368	€87,999
Cost of revenues		76,934	69,865
Selling, general and other costs		4,921	4,460
Research and development costs		2,735	2,547
Gains/(losses) on disposal of investments		22	31
Restructuring costs	13	552	838
Share of the profit/(loss) of equity method investees		293	56
Operating income/(loss)		13,541	10,376
Net financial expenses/(income)	4	(69)	431
Profit/(loss) before taxes		13,610	9,945
Tax expense/(benefit)	5	2,692	1,985
Net profit/(loss)		€10,918	€7,960

Net profit/(loss) attributable to:
Owners of the parent		€10,923	€7,960
Non-controlling interests		(5)	—
		€10,918	€7,960

Earnings per share:	20
Basic earnings per share		€3.48	€2.54
Diluted earnings per share		€3.45	€2.47

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)
(Unaudited)

		Six months ended June 30,
	Note	2023	2022
Consolidated profit for the period		€10,918	€7,960

Fair value remeasurement of cash flow hedges		(1,181)	(490)
of which, reclassified to the income statement		165	(206)
of which, recognized in equity during the period		(1,346)	(284)
Gains and losses from remeasurement of financial assets		62	(9)
of which, reclassified to the income statement		—	—
of which, recognized in equity during the period		62	(9)
Exchange differences on translating foreign operations		(581)	3,677
Income tax benefit/(expense)		304	88
Share of Other comprehensive income/(loss) of equity method investees		(107)	(6)
Amounts to be potentially reclassified to profit or loss	19	(1,503)	3,260
Actuarial gains and losses on defined benefit pension obligations		388	1,507
Income tax (expense)/benefit		(98)	(375)
Share of Other comprehensive income/(loss) for equity method investees		—	(2)
Amounts not to be reclassified to profit or loss	19	290	1,130

TOTAL CONSOLIDATED COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		€9,705	€12,350
of which, attributable to equity holders of the parent		9,714	12,346
of which, attributable to non-controlling interests		(9)	4

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in € million)
(Unaudited)

	Note	At June 30, 2023	At December 31, 2022
Assets
Goodwill and intangible assets with indefinite useful lives	6	€31,361	€31,738
Other intangible assets		19,731	19,006
Property, plant and equipment		36,193	36,205
Equity method investments		5,166	4,834
Non-current financial assets	8	1,372	710
Other non-current assets and prepaid expenses	7	7,576	6,723
Deferred tax assets		2,016	2,052
Tax receivables		122	112
Total Non-current assets		103,537	101,380
Inventories	9	19,289	17,360
Assets sold with a buy-back commitment		2,123	1,594
Trade receivables		8,594	4,928
Tax receivables		287	543
Other current assets and prepaid expenses	7	9,515	7,549
Current financial assets	8	6,128	4,323
Cash and cash equivalents		48,978	46,433
Assets held for sale		122	2,046
Total Current assets		95,036	84,776
Total Assets		€198,573	€186,156
Equity and liabilities
Equity	19
Equity attributable to owners of the parent		€76,713	€71,999
Non-controlling interests		351	383
Total Equity		77,064	72,382
Liabilities
Long-term debt	14	20,059	19,469
Other non-current financial liabilities		—	—
Other non-current liabilities	15	8,470	8,129
Non-current provisions	13	8,466	8,460
Employee benefits liabilities	12	5,604	5,891
Tax liabilities		659	668
Deferred tax liabilities		4,424	4,332
Total Non-current liabilities		47,682	46,949
Short-term debt and current portion of long-term debt	14	9,408	7,684
Current provisions	13	11,925	11,311
Employee benefits liabilities	12	564	545
Trade payables		34,696	31,726
Tax liabilities		634	900
Other liabilities	15	16,585	14,528
Other current financial liabilities		15	18
Liabilities held for sale		—	113
Total Current liabilities		73,827	66,825
Total Equity and liabilities		€198,573	€186,156

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in € million)
(Unaudited)

		Six months ended June 30,
	Note	2023	2022
Consolidated profit		€10,918	€7,960
Adjustments for non-cash items:
depreciation and amortization		3,740	3,225
(gains)/losses on disposals		(45)	7
change in deferred taxes		369	(142)
other non-cash items		252	185
Change in provisions		1,134	1,400
Result of equity method investments net of dividends received		(46)	84
Other changes		—	—
Change in carrying amount of leased vehicles		(173)	(75)
Changes in working capital	10	(2,756)	(2,801)
Net cash from/(used in) operating activities		13,393	9,843
Proceeds from disposals of shares in consolidated companies and of investments in non-consolidated companies		994	107
Acquisitions of consolidated subsidiaries and equity method and other investments		(662)	(194)
Proceeds from disposals of property, plant and equipment and intangible assets		133	74
Investments in property, plant and equipment and intangible assets		(4,447)	(3,963)
Change in amounts payable on property, plant and equipment and intangible assets		233	(446)
Net change in receivables from financing activities		(2,079)	(319)
Other changes		(88)	75
Net cash from/(used in) investing activities		(5,916)	(4,666)
Distributions paid:
to Stellantis shareholders		(4,208)	(3,260)
to non-controlling shareholders of subsidiaries		—	—
Proceeds from issuance of shares		6	—
(Purchases)/sales of treasury shares		(674)	1
Changes in short-term debt and other financial assets and liabilities	14	392	(1,012)
Changes in long-term debt	14	450	(5,631)
Change in securities		(455)	(212)
Other changes		(8)	26
Net cash from/(used in) financing activities		(4,497)	(10,088)
Effect of changes in exchange rates		(500)	1,637
(Increase)/decrease in cash and cash equivalents included in asset held for sale		65	—
Increase/(decrease) in cash and cash equivalents		2,545	(3,274)
Net cash and cash equivalents at beginning of the period		46,433	49,629
Net cash and cash equivalents at end of the period		€48,978	€46,355

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)
(Unaudited)

	Attributable to the Owners of the parent
	Share capital	Retained earnings excluding revaluations	Cash flow hedges	Remeasurement of the fair value of financial assets	Actuarial gains and losses on pension obligations plans	Effect of change in exchange rates	Cumulati ve share of OCI of equity method investees	Equity - Attribu table to Owners of the parent	Non-controlling interests	Total equity
At December 31, 2021	€31	€52,776	€199	€6	€2,030	€956	€(91)	€55,907	€400	€56,307
Other comprehensive income	—	—	(402)	(9)	1,133	3,672	(8)	4,386	4	4,390
Net profit/(loss)	—	7,960	—	—	—	—	—	7,960	—	7,960
Total Other comprehensive income	—	7,960	(402)	(9)	1,133	3,672	(8)	12,346	4	12,350
Distributions	—	(3,353)	—	—	—	—	—	(3,353)	—	(3,353)
Share-based compensation	—	74	—	—	—	—	—	74	—	74
Other changes(1)	—	237	8	—	—	—	—	245	—	245
At June 30, 2022	€31	€57,694	€(195)	€(3)	€3,163	€4,628	€(99)	€65,219	€404	€65,623
____________________________________________________________________________________________________
(1) Includes the effect of hyperinflation for entities whose functional currency is the Turkish Lira, beginning from January 1, 2022, and the Argentinean Peso, from July 1, 2018 of €233 million at June 30, 2022. Also includes €8 million deferred net hedging gains transferred to inventory, net of tax

	Attributable to the Owners of the parent
	Share capital	Treasury shares	Retained earnings excluding revaluations	Cash flow hedges	Remeasurement of the fair value of financial assets	Actuarial gains and losses on pension obligations plans	Effect of change in exchange rates	Cumulati ve share of OCI of equity method investees	Equity - Attribu table to Owners of the parent	Non-controlling interests	Total equity
At December 31, 2022	€32	€(923)	€66,783	€(169)	€9	€3,404	€2,966	€(103)	€71,999	€383	€72,382
Other comprehensive income	—	—	—	(877)	62	292	(579)	(107)	(1,209)	(4)	(1,213)
Net profit/(loss)	—	—	10,923	—	—	—	—	—	10,923	(5)	10,918
Total Other comprehensive income	—	—	10,923	(877)	62	292	(579)	(107)	9,714	(9)	9,705
Commitment to repurchase and repurchases of treasury shares	—	(674)	(326)	—	—	—	—	—	(1,000)	—	(1,000)
Cancellation of treasury shares	(1)	923	(923)	—	—	—	—	—	(1)	—	(1)
Distributions	—	—	(4,208)	—	—	—	—	—	(4,208)	—	(4,208)
Share-based compensation	—	—	94	—	—	—	—	—	94	—	94
Other changes(1)	—	—	107	8	—	—	—	—	115	(23)	92
At June 30, 2023	€31	€(674)	€72,450	€(1,038)	€71	€3,696	€2,387	€(210)	€76,713	€351	€77,064
________________________________________________________________________________________________________________________________________________
(1) Includes the effect of hyperinflation for entities whose functional currency is the Turkish Lira, beginning from January 1, 2022, and the Argentinean Peso, from July 1, 2018 of €89 million at June 30, 2023. Also includes €8 million deferred net hedging gains transferred to inventory, net of tax

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. Basis of preparation
On January 16, 2021, Peugeot S.A. (“PSA”) merged with and into Fiat Chrysler Automobiles N.V. (“FCA N.V.”), with FCA N.V. as the surviving company in the merger (the “merger”). On January 17, 2021, the members of the board of directors were appointed, the Stellantis articles of association became effective and the combined company was renamed Stellantis N.V. On this date, the Stellantis management and board of directors collectively obtained the power and ability to control the assets, liabilities and operations of both FCA and PSA. As such, under IFRS 3, Business Combinations, January 17, 2021 is the acquisition date for the business combination. Stellantis N.V. was established as a public limited liability company (naamloze vennootschap), organized in the Netherlands, as the parent of Stellantis with its principal executive offices located at Taurusavenue 1, 2132 LS, Hoofddorp, the Netherlands.
In 2021, the merger was accounted for by Stellantis using the acquisition method of accounting in accordance with IFRS 3, which requires the identification of the acquirer and the acquiree for accounting purposes. Based on the assessment of the indicators under IFRS 3 and consideration of all pertinent facts and circumstances, management determined that PSA was the acquirer for accounting purposes and as such, the merger has been accounted for as a reverse acquisition. As a result, the acquisition method of accounting has been applied and the assets and liabilities of FCA have been recorded at their respective fair values, with limited exceptions as permitted by IFRS 3. The results of FCA are included from the acquisition date.
Authorization of Semi-Annual Condensed Consolidated Financial Statements and compliance with International Financial Reporting Standards
The accompanying Semi-Annual Condensed Consolidated Financial Statements together with the notes thereto (the “Semi-Annual Condensed Consolidated Financial Statements”) were authorized for issuance on July 27, 2023 and have been prepared in accordance with both International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) as well as IFRS as adopted by the European Union(1). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Semi-Annual Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 – Interim Financial Reporting, do not include all of the information and notes required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements as of and for the year ended December 31, 2022 furnished to the AFM and to the SEC on February 24, 2023 (the “Consolidated Financial Statements at December 31, 2022”), which are available on the Company’s corporate website at www.stellantis.com. The accounting policies are consistent with those used at December 31, 2022, except as described in the section — New standards and amendments effective from January 1, 2023 below.

________________________________________________________________________________________________________________________________________________
(1) There is no effect on these Semi-Annual Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union

Basis of preparation
The Semi-Annual Condensed Consolidated Financial Statements are prepared under the historical cost method, modified for the measurement of certain financial instruments as required, as well as on a going concern basis. In this respect, the Company’s assessment is that no material uncertainties (as defined in IAS 1 - Presentation of Financial Statements) exist about its ability to continue as a going concern.
The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Semi-Annual Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Company's results of operations, financial position and cash flows. For a description of the significant estimates, judgments and assumptions of the Company, refer to Note 2, Basis of preparation - Use of estimates in the Consolidated Financial Statements at December 31, 2022.
New standards and amendments effective from January 1, 2023
The following new standards, amendments and interpretations, which were effective from January 1, 2023, were adopted by the Company. The adoption of these amendments did not have a material impact on the Semi-Annual Condensed Consolidated Financial Statements.
•IFRS 17 - Insurance Contracts, was issued by the IASB in 2017, as a replacement for IFRS 4 – Insurance Contracts. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and reinsurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. The overall objective of IFRS 17 is to provide an accounting model resulting in more consistent accounting and presentation of the impacts of insurance contracts by reporting entities.
The IFRS 17 measurement model requires that insurance contracts are remeasured in each reporting period. The following components are used to measure the insurance contracts:
•discounted probability-weighted cash flows;
•an explicit risk adjustment; and
•a contractual service margin (“CSM”) representing the unearned profit of the contract which is released to the income statement as revenue over the coverage period.
In addition, IFRS 17 provides for an optional, simplified premium allocation approach for the liability for remaining coverage for contracts with a duration of 12 months of less.
IFRS 17 was adopted by the Company effective January 1, 2023. The impact of IFRS 17 did not have a material impact on the Semi-Annual Condensed Consolidated Financial Statements. While the Company does issue insurance and reinsurance contracts though certain financial services subsidiaries, the assets and liabilities of these operations are not considered to be sufficiently material to warrant separate disclosure in the Semi-Annual Condensed Consolidated Statement of Financial Position.
The insurance contract liabilities are presented within Non-current provisions, while the insurance contract assets are presented within Current financial assets in the Semi-Annual Condensed Consolidated Statement of Financial Position.

•In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Change in Accounting Estimates and Errors. The amendments to IAS 1 require companies to disclose their material accounting policies rather than their significant accounting policies, including providing guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments to IAS 8 clarify how companies should distinguish change in accounting policies from changes in accounting estimates.
•In May 2021, the IASB issued targeted amendments to IAS 12, the IFRS Standard on income taxes, to specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. IAS 12 Income Taxes specifies how a company accounts for income tax, including deferred tax, which represents tax payable or recoverable in the future. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. Previously, there had been some uncertainty about whether the exemption applied to transactions such as leases and decommissioning obligations—transactions for which companies recognize both an asset and a liability. The amendments clarify that the exemption does not apply and that companies are required to recognize deferred tax on such transactions. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations.
•In May 2023, the IASB issued International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12 to provide relief to entities impacted by the Base Erosion and Profit Sharing (“BEPS”) Pillar Two model rules. The amendments aim to avoid diverse interpretations of IAS 12 Income Taxes developing in practice, and to improve the information provided to users of financial statements before and after Pillar Two legislation comes into effect. The amendments introduce a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules. The amendments also include disclosure requirements to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date. The mandatory temporary exception was effective immediately upon issuance of the amendment, while the disclosure requirements apply for annual reporting periods beginning on or after January 1, 2023, but not for any interim periods ending on or before December 31, 2023. For these Semi-Annual Condensed Consolidated Financial Statements, the impact of the amendments and the Pillar Two model rules is immaterial and the effective date of local country legislation for jurisdictions in which we have material operations is January 1, 2024. We are currently evaluating the impact of the disclosure requirements on our year-end financial statements.
New standards and amendments not yet effective
•In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which affects the requirements in IAS 1 for the presentation of liabilities, including clarifying one of the criteria for classifying a liability as non-current. In October 2022, the IASB issued an amendment to further clarify that covenants of loan arrangements, which an entity must comply with only after the reporting date would not affect classification of a liability as current or non-current at the reporting date. However, those covenants that an entity is required to comply with on or before the reporting date would affect classification as current or non-current, even if the covenant is only assessed after the entity’s reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier adoption permitted. We do not expect a material impact on our Consolidated Financial Statements or disclosures upon adoption of the amendment.
•In September 2022, the IASB issued a narrow-scope amendment to IFRS 16 - Leases, which adds to the requirements explaining how a company accounts for a sale and leaseback after the date of the transaction. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. We are currently evaluating the impact of adoption.

•In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures, addressing the presentation of liabilities and the associated cash flows arising out of supplier finance arrangements. The disclosure requirements in the amendments enhance the current requirements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. We are currently evaluating the impact of adoption.

Exchange rates
The principal exchange rates used to translate other currencies into Euro were as follows:

	For the six months ended June 30, 2023	At June 30, 2023	At December 31, 2022	For the six months ended June 30, 2022	At June 30, 2022
U.S. Dollar (USD)	1.081	1.087	1.067	1.094	1.039
Argentine Peso (ARS)(1)	n.a.	278.972	188.915	n.a.	130.060
Brazilian Real (BRL)	5.482	5.262	5.568	5.556	5.484
Canadian Dollar (CAD)	1.457	1.442	1.444	1.391	1.343
Swiss Franc (CHF)	0.986	0.979	0.985	1.032	0.996
Chinese Renminbi (CNY)	7.484	7.898	7.358	7.082	6.962
Turkish Lira (TRY)(2)	n.a.	28.179	19.953	n.a.	17.386
Czech Koruna (CZK)	23.681	23.742	24.116	24.639	24.739
Pound Sterling (GBP)	0.877	0.858	0.887	0.842	0.858
Mexican Peso (MXN)	19.661	18.561	20.856	22.171	20.964
Polish Zloty (PLN)	4.630	4.450	4.690	4.635	4.681
Japanese Yen (JPY)	145.615	157.160	140.660	134.234	141.540
________________________________________________________________________________________________________________________________________________
n.a. = not applicable
(1) From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. Transactions after July 1, 2018 for entities with the Argentinian Peso as the functional currency were translated using the spot rate at the end of the period. The price indices used are published by the Insituto Nacional de Estadistica y Censos de la Republica Argentina
(2) From April 1, 2022, Turkey’s economy was considered to be hyperinflationary. Transactions after January 1, 2022 for entities with the Turkish Lira as the functional currency were translated using the spot rate at the end of the period. The price indices used are published by the Turkish Statistical Institute

2. Scope of consolidation
Acquisitions
In December 2022, Stellantis acquired 100 percent of aiMotive, an artificial intelligence company specializing in autonomous driving. This acquisition enhances Stellantis’ artificial intelligence and autonomous driving core technology, expands its global talent pool, and boosts the mid-term development of the Stellantis AutoDrive platform which is part of the Dare Forward 2030 strategic plan. The total consideration was €240 million, paid in cash at closing. As of December 31, 2022, the preliminary purchase price allocation was not completed due to the proximity of the acquisition date to the year end. The net assets acquired amounted to €11 million resulting in a preliminary goodwill of €229 million. During the six months ended June 30, 2023, the preliminary goodwill has been revised to €172 million, which mainly relates to the recognition of additional intangible assets in relation to the technology acquired. The revised net assets acquired are €74 million. aiMotive is included within Other activities. The following table shows the assets and liabilities acquired. The amounts reported are provisional and could be subject to further adjustment during the one-year measurement period, in accordance with IFRS 3.

(€ million)	At December 22, 2022
Goodwill and intangible assets with indefinite useful lives	€172
Other intangible assets	87
Other assets	13
Total assets	€272
Total equity	€239
Long-term debt and Short term debt and current portion of long-term debt	21
Other liabilities	12
Total equity and liabilities	€272
In line with our Dare Forward 2030 goals of embracing breakthrough ideas to offer innovative, clean mobility, in January 2023, Stellantis announced an expansion of its partnership with Archer Aviation Inc (“Archer”). This included manufacturing assistance services in both technology and personnel to manufacture an electric vertical take-off and landing aircraft. In addition, the January 2023 agreements contain commitments for Stellantis to provide funding up to €138 million ($150 million) in equity capital of which €23 million ($25 million) was invested by Stellantis as of June 30, 2023. The remaining funding is contingent on certain milestone achievements and can be drawn by Archer at its discretion once the applicable milestones have been met. Archer issued equity warrants to Stellantis of 15 million Archer shares at an exercise price of $0.01 per share which vest at specific dates between 2024 and 2026. At June 30, 2023, Stellantis owned 7.4 percent of the Archer share capital and controlled 2.7 percent of Archer voting rights. In accordance with IAS 28 - Investments in associates and joint ventures, significant influence is demonstrated by a combination of factors, including board representation, the funding commitments referenced above and Archer’s reliance on Stellantis` manufacturing expertise. As a result, we have accounted for Archer as an associate under the equity method from January 2023 and is reported in Other activities. During the six months ended June 30, 2023, Stellantis increased its shareholding in Archer through open market stock purchases and capital injections of €37 million.
Within the South America segment, we announced in February 2023, an investment into 360 Energy S.A., a green energy company which will provide Stellantis preferential rights to purchase energy at discounted prices. Total consideration of €93 million ($100 million) representing a 49.5 percent interest was paid. This is accounted for as an equity method investment.
In December 2021, Stellantis announced the creation of SiliconAuto, a joint venture with Foxconn for the design, development and production of semiconductors, a key component for automotive vehicles. Consideration of €70 million for a 50 percent share was paid in June 2023. This is accounted for as an equity method of investment and is reported in Other activities.
Disposals
In December 2021, Stellantis announced the reorganization of its leasing activities in Europe with the intention to create a European multi-brand operational leasing company with CACF, (with each of Stellantis and CACF holding a 50 percent interest) that would result from the combination of the leasing activities of Leasys and the activities of Free2Move Lease (“F2ML”), a business unit created within the former Groupe PSA and which aims to develop the business to business (“B2B”) long-term leasing activity. In addition, the joint ventures with BNP Paribas Personal Finance (“BNPP PF”) and Group Santander Consumer Finance (“SCF”) are reorganized so the joint ventures with BNPP PF operate the financing activities in Germany, Austria and in the UK and joint ventures with SCF operating financing activities in France, Italy, Spain, Belgium, Poland, the Netherlands and through a commercial agreement with SCF in Portugal. The joint ventures’ financing activities covers all Stellantis brands. The binding agreements governing this reorganization were signed on March 31, 2022 between Stellantis and each of BNP Paribas Personal Finance, Crédit Agricole Consumer Finance and Santander Consumer Finance.

As a result of the reorganization described above, in December 2022, Leasys was transferred from FCA Bank to LeaseCo, a joint venture held 50 percent by both Stellantis and CACF. LeaseCo is the new multi-brand operational leasing company and was renamed to Leasys SAS, and includes the lease brand, Free2move. At December 31, 2022, the equity investment in FCA Bank met the criteria to be classified as held for sale under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. At December 31, 2022, our investment in FCA Bank was written down to approximately €1,700 million, with the estimated loss of €133 million recognized within Share of the profit/(loss) of equity method investees on the Consolidated Income Statement.
In April 2023, Stellantis completed the sale of the 50 percent interest held in FCA Bank to CACF for net consideration of €1,581 million of which €1,566 million related to industrial activities and €15 million related to financial services. The net consideration is comprised of €675 million cash and, a credit linked note issued by FCA Bank with a fair value of €906 million. On disposal of the holding in FCA Bank, Stellantis recorded a loss on disposal of €67 million, which was reported in the Semi-Annual Condensed Consolidated Income Statement in Gains/(losses) of disposal on investments. Also in April 2023 and in relation to the transfer of leasing activities to LeaseCo, payments of €38 million and €64 million were made to SCF and CACF, respectively, for compensation related to loss of future earnings and transfer of risks associated with the lease businesses transferred. These amounts were recognized in our Consolidated Income Statement in Selling, general and other costs.
In April 2023, Stellantis completed the disposal of Teksid’s cast iron production legal entities in Mexico and the U.S. to Cummins Inc. Consideration of €138 million was received and a gain on sale of €36 million was reported in the Semi-Annual Condensed Consolidated Income Statement in Gains/(losses) of disposal on investments. This was previously reported within Other activities.
During the six months ended June 30, 2023, there were various minor business disposals with assets of €117 million and liabilities of €33 million.
Held for sale
At June 30, 2023, there was €122 million of assets which met the criteria under IFRS 5 to be classified as held for sale which mainly related to real estate.
GAC-Stellantis JV
In January 2022, Stellantis announced a plan to increase its shareholding in GAC-Stellantis JV from 50 percent to 75 percent. Due to lack of progress in the previously announced plan for Stellantis to take a majority share in GAC-Stellantis JV, Stellantis is cooperating with GAC Group in an orderly termination of the joint venture. Stellantis will focus on distributing imported vehicles for the Jeep brand in China through an asset-light approach. As a result, Stellantis fully impaired the equity method investment in GAC-Stellantis JV of €126 million in the six months ended June 30, 2022. In addition, impairments were recognized for the loans granted to GAC-Stellantis JV of €106 million, €48 million related to trade receivables, as well as, €16 million primarily related to capitalized development expenditures. These amounts are recognized in Results from equity method investments. The GAC-Stellantis JV filed for bankruptcy in November 2022. The bankruptcy administrator was appointed in March 2023.

3. Net revenues
Net revenues were as follows:

	Six months ended June 30,
	2023	2022
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€95,350	€85,223
Other services provided	1,958	1,756
Construction contract revenues	320	361
Lease installments from assets sold with a buy-back commitment	435	421
Interest income of financial services activities	305	238
Total Net revenues	€98,368	€87,999

Six months ended June 30, 2023	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Total
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€45,302	€33,556	€4,665	€7,393	€1,942	€1,280	€1,212	€95,350
Other services provided	614	820	33	216	43	30	202	1,958
Construction contract revenues	—	—	—	—	—	—	320	320
Revenues from goods and services	45,916	34,376	4,698	7,609	1,985	1,310	1,734	97,628

Lease installments from assets sold with a buy-back commitment	—	435	—	—	—	—	—	435
Interest income from financial services activities	—	—	—	—	—	—	305	305
Total Net revenues	€45,916	€34,811	€4,698	€7,609	€1,985	€1,310	€2,039	€98,368

Six months ended June 30, 2022	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Total
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€41,854	€30,073	€3,021	€7,037	€2,128	€921	€189	€85,223
Other services provided	587	780	18	196	22	22	131	1,756
Construction contract revenues	—	—	—	—	—	—	361	361
Revenues from goods and services	42,441	30,853	3,039	7,233	2,150	943	681	87,340

Lease installments from assets sold with a buy-back commitment	1	422	—	—	—	—	(2)	421
Interest income from financial services activities	—	—	—	—	—	—	238	238
Total Net revenues	€42,442	€31,275	€3,039	€7,233	€2,150	€943	€917	€87,999

4. Net financial expenses/(income)
The following table summarizes the Company’s financial income and expenses included within Net financial expenses/(income):

	Six months ended June 30,
	2023	2022
	(€ million)
Interest income and other financial income	€1,209	€190

Financial expenses:
Interest expense and other financial expenses	518	343
Interest on lease liabilities	31	32
Write-down of financial assets	134	7
Net interest expense on employee benefits provisions	105	78
Total Financial expenses	788	460
Net expenses from derivative financial instruments and exchange rate differences	352	161
Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	1,140	621

Net financial expenses/(income)	€(69)	€431
During the six months ended June 30, 2023 there was €69 million net financial income as compared to €431 million net financial expense in the same period in 2022, primarily reflecting the improved yield on investments which is driven by the increase in interest rates and is partially offset by increased foreign exchange losses on cash denominated in Argentinean Peso, the write-down of the investment in supply chain finance funds for €132 million and the cost of new bond issuances. Refer to Note 8, Financial assets for additional information.

Net financial expenses/(income) for the six months ended June 30, 2023, include €88 million losses (€107 million losses for the six months ended June 30, 2022) on the net monetary position of entities whose functional currency is the currency of hyperinflationary economies, relating to Argentinean Peso and Turkish Lira.

5. Tax expense/(benefit)
Tax expense/(benefit) was as follows:

	Six months ended June 30,
	2023	2022
	(€ million)
Current tax expense/(benefit)	€2,387	€1,980
Deferred tax expense/(benefit)	341	6
Tax expense/(benefit) relating to prior periods	(36)	(1)
Total Tax expense/(benefit)	€2,692	€1,985

The effective tax rate of 19.8 percent for the six months ended June 30, 2023, is relatively flat compared to the effective tax rate of 20.0 percent for the six months ended June 30, 2022. The increase in tax expense is primarily driven by increased results, primarily in Enlarged Europe and North America, and corresponding increase in tax expense.

6. Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at June 30, 2023 and at December 31, 2022 are summarized below:

	At June 30, 2023	At December 31, 2022
	(€ million)
Goodwill	€15,340	€15,507
Other intangible assets with indefinite useful lives	16,021	16,231
Total Goodwill and intangible assets with indefinite useful lives	€31,361	€31,738
At June 30, 2023, Goodwill amounted to €15,340 million, with gross value of €15,378 million and accumulated impairment losses of €38 million. During the six months ended June 30, 2023, there were no impairment losses recognized.
At December 31, 2022, Goodwill amounted to €15,507 million, with gross value of €15,545 million and accumulated impairment losses of €38 million.
The decrease in Goodwill during the six months ended June 30, 2023 primarily related to currency translation impacts driven by the devaluation of the U.S. Dollar against the Euro and an update to our preliminary purchase price acquisition of aiMotive. Refer to Note 2, Scope of Consolidation for additional information.

7. Other assets and prepaid expenses
Other assets and prepaid expenses consisted of the following:

	At June 30, 2023			At December 31, 2022
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Receivables from financing activities	€3,442	€3,490	€6,932	€2,153	€2,553	€4,706
Other receivables	4,257	1,802	6,059	3,506	1,730	5,236
Defined benefit plan assets	—	1,889	1,889	—	1,844	1,844
Derivative operating assets	267	65	332	587	286	873
Prepaid expenses and other	1,549	330	1,879	1,303	310	1,613
Total other assets and prepaid expenses	€9,515	€7,576	€17,091	€7,549	€6,723	€14,272
The increase in Receivables from financing activities at June 30, 2023, is primarily due to an increase in the portfolio of retail financing activities in the U.S.
Other receivables
During 2017, the Brazilian Supreme Court ruled that the state value added tax should be excluded from the basis for calculating a federal tax on revenue. The Brazilian government appealed this decision, and in May 2021, the Brazilian Supreme Court rendered a final and definitive decision confirming the 2017 decision. Certain of Stellantis’ companies in Brazil had previously filed individual lawsuits on this matter. The Company also expects to recognize approximately an additional €51 million of previously paid taxes, pending full resolution of these related cases. Refer to Note 22, Subsequent events for additional information. During the six months ended June 30, 2022, deposits of €144 million were released and received. As at June 30, 2023, the remaining amount of approximately €76 million is recorded within Other receivables (approximately €70 million at December 31, 2022).

8. Financial assets

	At June 30, 2023			At December 31, 2022
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Derivative financial assets	€9	€1	€10	€13	€21	€34
Financial securities measured at fair value through other comprehensive income	57	337	394	96	62	158
Financial securities measured at fair value through profit or loss	1,081	782	1,863	573	367	940
Financial securities measured at amortized cost	3,430	57	3,487	3,171	52	3,223
Financial receivables	1,550	161	1,711	469	158	627
Collateral deposits(1)	1	34	35	1	50	51
Total financial assets	€6,128	€1,372	€7,500	€4,323	€710	€5,033
_______________________________________________________________________________________________________________________________________________________________________
(1) Collateral deposits are held in connection with derivative transactions and debt obligations
The increase in financial assets was mainly due to (1) a €1,084 million increase in financial receivables primarily in relation to factoring of dealer receivables, for which the purchase price has not yet been settled as of the balance sheet date, (2) a €906 million credit linked note issued by FCA Bank and delivered to Stellantis upon completion of the disposal of FCA Bank (Refer to Note 2, Scope of consolidation - Disposals for additional information) which is included within the Financial securities measured at fair value through profit or loss and (3) the acquisition of a 14.2 percent equity stake in McEwen Copper for €144 million which is included within the Financial securities measured at fair value through other comprehensive income.
During the year ended December 31, 2021, Credit Suisse Asset Management suspended redemptions and subscriptions of certain supply chain finance funds, which the Company holds a position in, and approved the commencement of the liquidation process of the funds. The Company received cash proceeds of approximately 67 percent of its investment during 2021, with no further proceeds received during the year ended December 31, 2022. As a result of information received in the six months ended June 30, 2023, we believe that the uncertainty surrounding recovery of the remaining balance has increased, and therefore we have impaired the remaining balance of €132 million. This was previously reported within Financial securities measured at amortized cost and has now been recognized within Net financial expenses/(income) in the Semi-Annual Condensed Consolidated Income Statement.

9. Inventories

	At June 30, 2023	At December 31, 2022
	(€ million)
Finished goods and goods for resale	€10,560	€8,304
Work-in-progress, raw materials and manufacturing supplies	8,511	8,781
Amount due from customers for contract work	218	275
Total Inventories	€19,289	€17,360

Construction contracts, net asset/(liability) relate to the design and production of industrial automation systems and related products and is summarized as follows:

	At June 30, 2023	At December 31, 2022
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€790	€826
Less: Progress billings	685	662
Construction contracts, net asset/(liability)	105	164
Construction contract assets	218	275
Less: Construction contract liabilities (Note 15)	113	111
Construction contracts, net asset/(liability)	€105	€164
10. Working capital

	Six months ended June 30,
	2023	2022
	(€ million)
(Increase)/decrease in inventories	€(1,970)	€(3,607)
(Increase)/decrease in trade receivables	(3,858)	(1,348)
Increase/(decrease) in trade payables	3,274	3,028
Other changes	(202)	(874)
Total change in working capital	€(2,756)	€(2,801)
The change in working capital of €2,756 million includes (i) an increase of €1,970 million in inventories mostly driven by higher level of production and logistics constraints in Enlarged Europe, (ii) an increase of €3,858 million in trade receivables mainly reflecting the planned reduction of factoring (iii) a net absorption of €202 million in other receivables and payables, partially offset by (iv) an increase of €3,274 million in trade payables primarily reflecting increases in both inventories and raw materials, increased components costs and a strong level of production in May and June.

11. Share-based compensation
2023-2025 Long Term Incentive Plan
At the Annual General Meeting (“AGM”) of Shareholders in April 2021, shareholders approved the Company’s framework equity incentive plan under which the 2023-2025 Long-Term Incentive Plan (“2023-2025 LTIP”) operates.
In June 2023, the Company granted a total of approximately 8.6 million Performance Share Units (“PSU”) and approximately 2.3 million Restricted Share Units (“RSU”) awards to eligible employees under the 2023-2025 LTIP.
The PSU awards, which represent the right to receive Stellantis common shares, have certain performance targets which are settled independently of each other. Of the total PSU awards, 30 percent are expected to vest based on certain market performance conditions (“PSU TSR awards”) covering an approximate three year performance period from the grant date to December 31, 2025, with a payout scale ranging from 0 percent to 200 percent. Of the total PSU awards, 40 percent are expected to vest based on the Company’s targets for the achievement of certain adjusted operating income level (“PSU AOI”), covering an approximate three year period from the grant date to December 31, 2025, with a payout scale ranging from 0 percent to 200 percent. The remaining 30 percent of the PSU awards are expected to vest based on the achievement of certain vehicle nameplate electrification targets (“PSU Electrification”), covering an approximate three-year period from the grant date to December 31, 2025, with a payout scale ranging from 0 percent to 100 percent. Accordingly, the total number of shares that are expected to be issued could vary from the original award of approximately 9.4 million units. If the performance goals for the respective periods are met, the PSU awards are expected to vest in one tranche in the second quarter of 2026.

The RSU awards (“2023 RSU awards”), which represents the right to receive Stellantis common shares, are expected to vest in the second quarter of 2026.
The fair values of the PSU AOI, PSU Electrification and the RSU awards were measured using the Stellantis share price on the grant date, adjusted for expected dividends at a constant yield as these PSU and RSU awards do not have the right to receive ordinary dividends prior to vesting. The fair value of the PSU TSR awards were calculated using a Monte Carlo Simulation.
Share-based payment expense
Including previously granted awards, total expense of approximately €89 million was recorded for the PSU and RSU awards for the six months ended June 30, 2023. Total expense of approximately €84 million was recorded for the PSU and RSU awards for the six months ended June 30, 2022.
The total number of PSU and RSU awards outstanding at June 30, 2023, was approximately 25 million and approximately 11 million respectively.

12. Employee benefits liabilities
Employee benefits liabilities include provisions for both pension plans and health care, legal, severance indemnity and other post-employment benefits (“OPEB”) and consisted of the following:

	At June 30, 2023			At December 31, 2022
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Pension benefits	€34	€2,614	€2,648	€43	€2,783	€2,826
Health care and life insurance plans	126	1,551	1,677	126	1,596	1,722
Other post-employment benefits	59	778	837	56	771	827
Other provisions for employees	345	661	1,006	320	741	1,061
Total Employee benefits liabilities	€564	€5,604	€6,168	€545	€5,891	€6,436
The U.S. and Canada Pension Plans, representing the largest portion of the Company’s pension benefits as of June 30, 2023, were remeasured at this date resulting in a decrease in the net liability of approximately €373 million due to increases in the discount rate and favorable asset returns.
During the six months ended June 30, 2023, a curtailment loss of €118 million for the U.S. pension and OPEB plans was recorded as Restructuring expense as a result of workforce reductions.

Pension and OPEB costs included in the Semi-Annual Condensed Consolidated Income Statement were as follows:

	Six months ended June 30,
	2023		2022
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€68	€21	€115	€32
Interest expense	574	67	401	43
Interest (income)	(554)	(1)	(368)	(2)
Other administrative costs	43	—	40	—
Curtailment loss/(gain)	113	5	74	(82)
Total	€244	€92	€262	€(9)
Total defined benefit contributions of €56 million were made primarily to the plans in Canada and the UK during the six months ended June 30, 2023.

13. Provisions

	At June 30, 2023			At December 31, 2022
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Product warranty and recall campaigns	€3,411	€5,521	€8,932	€3,501	€5,764	€9,265
Sales incentives	4,518	—	4,518	3,395	—	3,395
Restructuring	1,081	442	1,523	853	687	1,540
Legal proceedings and disputes	441	792	1,233	405	793	1,198
Commercial risks	1,836	800	2,636	2,444	228	2,672
Other risks	638	911	1,549	713	988	1,701
Total Provisions	€11,925	€8,466	€20,391	€11,311	€8,460	€19,771
During the six months ended June 30, 2023, €552 million was recognized for restructuring costs, primarily related to workforce reduction mainly in Enlarged Europe and North America. Restructuring costs for the six months ended June 30, 2023 include €118 million curtailment losses in North America recorded within Employee benefits liabilities.

During the six months ended June 30, 2022, €838 million was recognized for restructuring costs, primarily related to workforce reduction mainly in Enlarged Europe, North America and South America (refer to Note 21, Segment reporting for additional information).
During the six months ended June 30, 2022, a total provision of €562 million was recognized in Product warranty and recall campaigns which related to an extension of a recall of Takata airbags in Enlarged Europe, Middle East & Africa and South America.

14. Debt

	At June 30, 2023			At December 31, 2022
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Notes	€3,634	€16,010	€19,644	€3,692	€15,573	€19,265
Borrowings from banks	2,022	1,248	3,270	1,389	1,561	2,950
Asset-backed financing	1,649	1,282	2,931	1,009	646	1,655
Lease liabilities	698	1,477	2,175	634	1,625	2,259
Other debt	1,405	42	1,447	960	64	1,024
Total Debt	€9,408	€20,059	€29,467	€7,684	€19,469	€27,153

Euro Medium Term Note Programme Notes
Certain notes issued by Stellantis are governed by the terms and conditions of the MTN Programme (previously known as the Global Medium Term Note Programme, or “GMTN” Programme). A maximum of €30 billion is allowed to be issued under this program. Notes under the MTN Programme were also issued, or otherwise guaranteed, by FCA N.V., the predecessor of Stellantis N.V. From time to time, Stellantis N.V. may buy back notes in the market that had been issued under this program. Such buybacks, if made, depend upon market conditions, the Company's financial situation and other factors which could affect such decisions.

Notes issued under the MTN Programme impose covenants on the issuer and, in certain cases, on Stellantis N.V. as guarantor, which include: (i) negative pledge clauses which require that in the case that any security interest upon assets of the issuer and/or Stellantis N.V. is granted in connection with other notes or debt securities having the same ranking, such a security should be equally and ratably extended to the outstanding notes; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of the issuer and/or Stellantis N.V.; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the notes under certain events of default on other financial instruments issued by Stellantis' main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the notes.
Under the €30 billion Euro MTN Programme, the Company issued two notes during the six months ended June 30, 2023:
•In March 2023, a Green Bond was issued with a principal amount of €1.25 billion with an interest rate of 4.375 percent and matures in March 2030. Stellantis will allocate an amount equal to the net proceeds of any Green Bond issued to investments and expenditures meeting the eligibility criteria (the “Eligible Green Projects”). The Eligible Green Projects include design, development and manufacturing of zero emissions vehicles, that are battery electric vehicles and hydrogen fuel cell vehicles; and
•In June 2023, the Company issued notes with principal amount of €1.25 billion with an interest rate of 4.25 percent and matures in June 2031.
Other Notes
In April 2023, Stellantis repaid, at maturity, a €500 million note formerly issued by PSA in 2016, and a U.S.$1.5 billion (€1.4 billion) note formerly issued by FCA in 2015.
Undrawn committed credit lines
At June 30, 2023, undrawn committed credit lines of €12.7 billion include the syndicated revolving credit facility (“RCF”) of €12.0 billion, signed in 2021 with a group of relationship banks. The RCF is available for use in general corporate purposes, and is structured in two tranches: €6.0 billion, with a 3 year tenor, and €6.0 billion, with a 5 year tenor, each tranche benefiting from two further extension options, each of 1-year. In June 2023, the second-year extension option has been exercised. Current maturities are July 6, 2026 and July 6, 2028, respectively, for the two tranches.
Asset-backed financing
Asset-backed financing primarily represented the amount of financing received by Stellantis Financial Services U.S. through securitization programs of €2,734 million, that will be settled through the collection of a portfolio of receivables which originate from consumers.
Warehouse Credit Facilities
    Revolving warehouse credit facilities are used to finance loan originations by Stellantis Financial Services U.S. The Company believes that the credit facilities will continue to be renewed or replaced, and that it will be able to secure additional sources of financing on satisfactory terms; however, there can be no assurance that it will be able to do so. In the event that the Company is unable to renew its facilities, the receivables pledged would amortize over time to pay down the warehouse credit facilities; however, the Company would not be able to finance new receivables without alternative sources of funding. Stellantis Financial Services U.S. uses interest rate derivatives in order to reduce the interest rate risk of certain warehouse credit facilities.

The Company has three separate USD warehouse credit facilities. First Investors Auto Receivables Corporation (“FIARC”) was implemented on August 31, 2012 with a commitment through June 2023. The FIARC facility has a capacity of €276 million ($300 million) and bears interest based on one month LIBOR plus a spread. Stellantis Financial Services U.S. has also implemented two additional separate warehouse credit facilities. The first Stellantis Financial Services U.S. facility, SFS Funding, LLC, was implemented on August 18, 2022 and matures on August 18, 2024. The €2.3 billion ($2.5 billion) commitment bears interest based on variable commercial paper rates plus a spread or one month term SOFR, plus a spread. The second Stellantis Financial Services U.S. facility, SFS Funding II, LLC, was implemented on August 31, 2022 and matures on August 31, 2024. The €460 million ($500 million) commitment bears interest based on variable commercial paper rates plus a spread or one month term SOFR, plus a spread.
On June 30, 2023, the FIARC warehouse, with a capacity of $300 million, was extended to mature on June 30, 2025. In conjunction with the renewal, the benchmark rate was transitioned from LIBOR to daily compound SOFR plus a spread.
ABS Term Notes
ABS Term Notes are issued in various classes ranging from Class A to Class E Notes. These notes are sequentially paid with Class A Notes paid first. The range in interest rates depends on the level of risk of loss and is determined by investor interest in each class of the notes. The terms governing the warehouse credit facilities and ABS Term Notes contains numerous covenants relating to the issuer’s business, the observance of certain financial covenants, the avoidance of certain levels of delinquency experience and other matters. A breach of a covenant, if not cured within the time limits specified, could precipitate events of default that might result in the acceleration of the ABS Term Notes or warehouse credit facilities. The Company was not in default with respect to any financial and non-financial covenants governing these financing arrangements at June 30, 2023.
On April 17, 2023, the Company elected to exercise its clean-up call on €17 million ($19 million) in ABS Term Notes issued by First Investors Auto Owner Trust 2018-2.
On June 30, 2023, Stellantis Financial Services U.S., through SFS Auto Owner Trust 2023-1, issued seven classes of ABS Term Notes totaling $1 billion in aggregate. The notes issued in each class bear a fixed rate of interest except for the €55 million ($60 million) Class A-2-B note which bears interest daily compound SOFR plus a spread. The ABS Term Notes are secured by a pool of prime retail loans.

15. Other liabilities
Other liabilities consisted of the following:

	At June 30, 2023			At December 31, 2022
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Payables for buy-back agreements	€2,851	€4,847	€7,698	€1,968	€4,931	€6,899
Accrued expenses and deferred income	4,727	696	5,423	3,620	149	3,769
Indirect tax payables	1,853	21	1,874	1,563	23	1,586
Payables to personnel	2,046	3	2,049	2,700	6	2,706
Social security payables	658	14	672	633	14	647
Construction contract liabilities (Note 9)	113	—	113	111	—	111
Service contract liabilities	888	2,208	3,096	948	2,255	3,203
Derivatives operating liability	974	476	1,450	708	224	932
Other	2,475	205	2,680	2,277	527	2,804
Total Other liabilities	€16,585	€8,470	€25,055	€14,528	€8,129	€22,657

16. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2023 and December 31, 2022:

	At June 30, 2023				At December 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(€ million)
Financial securities and equity instruments measured at FVOCI	€98	€19	€277	€394	€99	€19	€40	€158
Financial securities and equity instruments measured at FVPL	741	—	1,122	1,863	726	—	214	940
Derivative financial assets	—	10	—	10	2	30	2	34
Derivative operating assets	—	332	—	332	—	873	—	873
Collateral deposits	35	—	—	35	51	—	—	51
Receivables from financing activities	—	—	370	370	—	—	259	259
Trade receivables	—	52	—	52	—	1	—	1
Other receivables	—	—	94	94	—	—	89	89
Investment held for sale	—	—	—	—	—	—	—	—
Money market securities	22,708	—	—	22,708	20,869	—	1	20,870
Total Assets	€23,582	€413	€1,863	€25,858	€21,747	€923	€605	€23,275
Derivative financial liabilities	—	15	—	15	—	18	—	18
Derivative operating liabilities	—	1,361	89	1,450	—	883	49	932
Total Liabilities	€—	€1,376	€89	€1,465	€—	€901	€49	€950
The fair value of derivative financial assets and liabilities is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment, as described below:
•the fair value of forward contracts, swaps and options hedging currency risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, exchange rates, interest rates and volatility rates);
•the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;
•the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method; and
•the fair value of swaps and options hedging commodity price risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).
The fair value of money market securities is also based on available market quotations. Where appropriate, the fair value of cash equivalents is determined with discounted expected cash flow techniques using observable market yields (categorized as Level 2).
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.

The fair value of Other receivables is classified in Level 3 of the fair value hierarchy and has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates.
For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.
The following is a reconciliation of the changes in items measured at fair value and classified within Level 3:

	Six months ended June 30, 2023
	Receivables from financing activities	Financial securities	Derivative assets/(liabilities)	Collateral deposits	Money market securities	Other receivables
	(€ million)
At January 1	€259	€254	€(48)	€—	€1	€89
Change in scope	—	(28)	—	—	—	—
Gains/(losses) recognized in Consolidated Income Statement	—	3	—	—	—	5
Gains/(losses) recognized in Other comprehensive income/(loss)	—	43	(41)	—	—	—
Issues/(Settlements)	111	—	—	—	—	—
Purchases/(Sales)	—	1,127	—	—	—	—
Transfer (from)/to level 3	—	—	—	—	(1)	—
At June 30	€370	€1,399	€(89)	€—	€—	€94

	Six months ended June 30, 2022
	Receivables from financing activities	Financial securities	Derivative assets/(liabilities)	Collateral deposits	Money market securities	Other receivables

At January 1	€252	€142	€(11)	€15	€12	€134
Gains/(losses) recognized in Consolidated Income Statement	—	2	1	—	—	12
Gains/(losses) recognized in Other comprehensive income/(loss)	—	—	(22)	—	—	(7)
Issues/(Settlements)	134	—	—	—	—	—
Purchases/(Sales)	—	(4)	1	—	1	2
Transfer (from)/to level 3	—	—	—	(13)	—	—
At June 30	€386	€140	€(31)	€2	€13	€141
The gains/(losses) included in the Semi-Annual Condensed Consolidated Income Statements during the six months ended June 30, 2023 and 2022 were recognized within Net financial expenses. The gains/(losses) included in the Other comprehensive income during the six months ended June 30, 2023 and 2022, were recognized within Cash flow reserves and Cash flow hedge reserve within Equity in the Semi-Annual Condensed Consolidated Statement of Financial Position.
Assets and liabilities not measured at fair value on recurring basis
The carrying value of debt securities measured at amortized cost, financial receivables, current receivables and payables is a reasonable approximation of fair value as the present value of future cash flows does not differ significantly from the carrying amount.
The carrying value of Cash at banks and Other cash equivalents usually approximate fair value due to the short maturity of these instruments.

The following table summarizes the carrying amount and fair value for financial assets and liabilities not measured at fair value on a recurring basis:

		At June 30, 2023		At December 31, 2022
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€1,771	€1,767	€1,370	€1,365
Retail financing		3,879	3,702	2,475	2,301
Finance leases		151	151	7	7
Other receivables from financing activities		761	760	595	564
Total Receivables from financing activities(1)	7	€6,562	€6,380	€4,447	€4,237

Notes		€19,644	€18,101	€19,265	€17,321
Borrowings from banks & Other debt		4,717	4,621	3,974	3,901
Asset-backed financing		2,931	2,942	1,655	1,629
Total Debt, excluding Lease liabilities	14	€27,292	€25,664	€24,894	€22,851
________________________________________________________________________________________________________________________________________________
(1) Amounts exclude receivables measured at FVPL

The fair value of Receivables from financing activities, which are categorized within Level 3 of the fair value hierarchy, has been estimated with discounted cash flows models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Notes that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Notes for which such prices are not available are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are categorized within Level 2. At June 30, 2023, €17,616 million and €485 million of Notes were categorized within Level 1 and Level 2, respectively. At December 31, 2022, €16,841 million and €480 million of Notes were categorized within Level 1 and Level 2, respectively.
The fair value of Borrowings from banks and Other debt classified within Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are market interest rates, adjusted for market expectations of the Company’s non-performance risk implied in quoted prices of traded securities issued by the Company and existing credit derivatives on Company liabilities. The fair value of the Borrowings from banks and Other debt that requires significant adjustments using unobservable inputs is categorized in Level 3. At June 30, 2023, €4,175 million and €446 million of Borrowings from banks and Other Debt were categorized within Level 2 and Level 3, respectively. At December 31, 2022, €3,510 million and €387 million of Borrowings from banks and Other Debt were categorized within Level 2 and Level 3, respectively.

17. Related party transactions
Related parties of the Company are entities and individuals capable of exercising control, joint control or significant influence over the Company and its subsidiaries. Related parties also include associates, joint ventures and unconsolidated subsidiaries of the Company, members of the Stellantis Board of Directors, executives with strategic responsibilities and certain members of their families. Related parties include companies belonging to Exor N.V. (“Exor”), which include Ferrari N.V., CNH Industrial N.V. (“CNHI”) and Iveco Group N.V. ("Iveco"), which was spun-off from CNHI effective January 1, 2022.

Transactions carried out by Stellantis with its related parties are on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved, and primarily relate to:
•the purchase of engines and engine components for Maserati vehicles from Ferrari N.V.;
•the purchase of propulsion system components for Maserati vehicles from Iveco;
•the sale of propulsion system and other components to the companies of CNHI;
•the provision of services (accounting, payroll, tax administration, information technology and security) to the companies of CNHI and Iveco;
•the sale of vehicles for leasing and renting to FCA Bank and Leasys (refer to Note 2, Scope of Consolidation for additional information) and for resale to the selected joint ventures with Santander and BNP Paribas;
•the purchase of light commercial vehicles and passenger cars from and the sale of goods to the joint venture Tofas;
•the provision of services and the sale of goods to Dongfeng Peugeot Citroën Automobiles and to the GAC-Stellantis JV until January 2022. Refer to Note 2, Scope of consolidation for additional information;
•the purchase of vehicles from, and the provision of services and the sale of goods to the joint operation Fiat India Automobiles Private Limited;
•the Jeep brand sponsorship of Juventus Football Club (a subsidiary of Exor); and
•the manufacturing assistance services in both technology and personnel to manufacture an electric vertical take-off and landing aircraft with Archer.
The amounts for transactions with related parties recognized in the Semi-Annual Condensed Consolidated Income Statement were as follows:

	Six months ended June 30,
	2023				2022
	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses/(income)	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses/(income)
	(€ million)
Joint arrangements and associates(1)	€5,927	€912	€18	€(5)	€5,868	€1,480	€49	€(2)
CNHI	20	—	—	—	27	—	—	—
Ferrari	9	24	—	—	10	42	—	—
Iveco	130	6	—	—	104	15	—	—
____________________________________________________________________________________________________
(1) Net revenues for the six months ended June 30, 2022 previously reported have been increased by €1,421 million to reflect the sales of vehicles in certain markets that pass through a financial services joint venture before being directed to the independent dealer network

Assets and liabilities from transactions with related parties were as follows:

	At June 30, 2023				At December 31, 2022
	Trade and other receivables	Trade payables and Other liabilities	Asset-backed financing	Debt(1)	Trade and other receivables	Trade payables and Other liabilities	Asset-backed financing	Debt(1)
	(€ million)
Joint arrangements and associates	€2,624	€755	€81	€150	€1,635	€924	€57	€129
CNHI	21	2	—	—	19	1	—	—
Ferrari	10	9	—	—	11	17	—	—
Iveco	43	20	—	—	34	17	—	—
________________________________________________________________________________________________________________________________________________
(1) Related to Debt excluding Asset-backed financing, refer to Note 14, Debt

18. Guarantees granted, commitments and contingent liabilities
Litigation
Takata airbag inflators
Putative class action lawsuits were filed in March 2018 against FCA US LLC (“FCA US”), a wholly owned subsidiary of Stellantis, in the U.S. District Courts for the Southern District of Florida and the Eastern District of Michigan, asserting claims under federal and state laws alleging economic loss due to Takata airbag inflators installed in certain of our vehicles. The cases were subsequently consolidated in the Southern District of Florida.
On November 8, 2022, the Court granted summary judgment in FCA US’s favor against all claimants except those in Georgia and North Carolina. Plaintiffs were granted leave to file an amended complaint to add additional states to the pending action. FCA US has filed a renewed motion for summary judgment to address the amended claims and the motion remains pending.
On June 20, 2023, the Court entered an order preliminarily granting class certification for the amended complaint. FCA US filed an appeal of the Court’s preliminary order. On July 13, 2023, the Court revisited its class certification order and further narrowed the class. Additionally, the Court has requested briefing to address whether the entire class should be decertified based on a recent Court of Appeals decision.
At this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Emissions Matters
On January 10, 2019, FCA US announced it had reached final settlements on civil environmental and consumer claims with the U.S. Environmental Protection Agency (“EPA”), the Civil Division of the U.S. Department of Justice (“DoJ”), the California Air Resources Board (“CARB”), the State of California, 49 other States and U.S. Customs and Border Protection, for which we accrued €748 million during the year ended December 31, 2018. Approximately €350 million of the amount accrued by FCA US, which was prior to the merger, was related to civil penalties to resolve differences over diesel emissions requirements. A portion of the amount accrued, prior to the merger, was attributable to settlement of a putative class action on behalf of consumers in connection with which FCA US agreed to pay an average of $2,800 per vehicle to eligible customers affected by the recall. That settlement received final court approval on May 3, 2019. On April 9, 2021, FCA US reached an agreement with substantially all of the approximately 3,200 consumers that exercised their right to opt out of the class action settlement to settle their claims for an amount that is not material to the Company. As of June 30, 2023, our best estimate of a probable loss is reflected in the amount previously accrued prior to the merger.

In September 2019, the DoJ filed criminal charges against an employee of FCA US for, among other things, fraud, conspiracy, false statements and violations of the Clean Air Act primarily in connection with efforts to obtain regulatory approval of the vehicles that were the subject of the civil settlements described above. In April 2021, two additional employees of a Stellantis subsidiary were indicted by the DoJ on similar charges. The three employees were placed on administrative leave following their indictments. On July 20, 2023, the FCA US employee plead guilty to conspiring to violate the Clean Air Act.
On June 3, 2022, FCA US announced that it had agreed to a settlement to resolve the DoJ, Criminal Division’s investigation as it relates to FCA US. The settlement, which received court approval, includes a guilty plea, a fine of approximately $96 million, and the forfeiture of approximately $204 million in gains. Prior to the merger, we accrued approximately €200 million during the three months ended September 30, 2020 as our best estimate of probable loss with regard to matters under discussion. In light of subsequent progress in our discussions with the DoJ, Criminal Division, we increased our accrual for this matter to approximately €266 million as of December 31, 2021, which is sufficient to cover the forfeiture and penalty imposed by the plea agreement. We remain subject to a number of related private lawsuits (the “Non Opt-Out Litigation”).
We have also received inquiries from other regulatory authorities in a number of jurisdictions as they examine the on-road tailpipe emissions of several automakers’ vehicles and, when jurisdictionally appropriate, we continue to cooperate with these governmental agencies and authorities.
In Europe, we have continued to work with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union, and the UK Driver and Vehicle Standards Agency in connection with their review of several diesel models.
We also responded to inquiries from the German authority, the Kraftfahrt-Bundesamt (“KBA”), regarding emissions test results for FCA diesel vehicles, and discussed the KBA reported test results, our emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its exclusive jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. Thereafter, mediations were held under European Commission (“EC”) rules, between the MIT and the German Ministry of Transport and Digital Infrastructure, which oversees the KBA, in an effort to resolve their differences. The mediation concluded and no action was taken with respect to FCA. In May 2017, the EC announced its intention to open an infringement procedure against Italy regarding Italy's alleged failure to respond to EC's concerns regarding certain FCA emission control calibrations. The MIT responded to the EC's allegations by confirming that the vehicles' approval process was properly performed. In December 2021, the EC notified Italy of its position that Italy did not comply with its obligation to enforce EU emission type approval rules.
In May 2023, the KBA notified Stellantis of its investigation of certain Opel Euro 5, Peugeot Euro 6b, Fiat Euro 5 and Euro 6 vehicles and its intent to require remedial measures based on the alleged non-compliance of the diesel engines in certain of those vehicles. The KBA subsequently expanded its inquiry to include Euro 5 and Euro 6 engines used in certain Alfa Romeo, Fiat and Jeep vehicle, as well as Suzuki vehicles equipped with diesel engines supplied by FCA Italy (now known as Stellantis Europe) and requested information relating to all Stellantis vehicles that may make use of strategies similar to those allegedly used by the identified vehicles. We continue to cooperate with these investigations and, at this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss. Given the number of vehicles potentially involved, however, the cost of any recall, and the impact that any recall could have on related private litigation, may be significant.
In December 2019, the MIT notified FCA of communications with the Dutch Ministry of Infrastructure and Water Management (“I&W”) regarding certain irregularities allegedly found by the RDW and the Dutch Center of Research TNO in the emission levels of certain Jeep Grand Cherokee Euro 5 models and a vehicle model of another OEM containing a Euro 6 diesel engine supplied by FCA. In January 2020, the Dutch Parliament published a letter from the I&W summarizing the conclusions of the RDW regarding those vehicles and engines and indicating an intention to order a recall and report their findings to the Public Prosecutor, the EC and other Member States. FCA engaged with the RDW to present our positions and cooperate to reach an appropriate resolution of this matter. FCA proposed certain updates to the relevant vehicles that have been tested and approved by the RDW and are now being implemented. Nevertheless, this matter is still pending.

In addition, as part of the judicial investigation of several automakers in France, commencing in 2016 and 2017, Automobiles Peugeot and Automobiles Citroën were placed under examination by the Judicial Court of Paris in June 2021 on allegations of consumer fraud in connection with the sale of Euro 5 diesel vehicles in France between 2009 and 2015. In July 2021, FCA Italy was placed under examination by the same court for possible consumer fraud in connection with the sale of Euro 6 diesel vehicles in France between 2014 and 2017. FCA Italy was also designated as a material witness in connection with allegations of obstruction of the actions of an economy ministry antifraud inspector in 2016 and 2017. As is typical in a French criminal inquiry, each of the companies were required to pay bail for the potential payment of damages and fines and to ensure representation in court, and to provide a guarantee for the potential compensation of losses. None of these amounts were, individually or in the aggregate, material to the Company.
In July 2020, unannounced inspections took place at several of FCA’s sites in Germany, Italy and the UK at the initiative of the Public Prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws. In April 2022, former FCA companies received an order to produce documents to the Public Prosecutors. In October 2022, inspections took place at the Italian offices of FCA Italy and Maserati and at the German office of Maserati Deutschland. The Public Prosecutor of Frankfurt has also informed us that it is conducting a criminal investigation regarding the emissions of certain PSA diesel engines installed in approximately 1,000 PSA vehicles and 29,000 Mitsubishi vehicles sold in Germany. We continue to cooperate with these investigations.
We also face class actions and individual claims in several European countries and Israel. Several former FCA and PSA companies and our Dutch dealers have been served with two class actions filed in the Netherlands by Dutch foundations seeking monetary damages and vehicle buybacks in connection with alleged emissions non-compliance of certain diesel vehicles. We have also been notified of a potential class action on behalf of Dutch consumers alleging emissions non-compliance of certain former FCA vehicles sold as recreational vehicles, as well as a securities class action in the Netherlands, alleging misrepresentations by FCA, now Stellantis. A class action alleging emissions non-compliance has also been filed in Portugal regarding former FCA vehicles and similar claims in the UK regarding former FCA and PSA vehicles, and in Israel regarding former PSA vehicles, are in a pre-litigation phase. We are also defending approximately 11,800 individual consumer claims alleging emissions non-compliance of certain former FCA vehicles in Germany and approximately 150 in Austria.
In December 2018, the Korean Ministry of Environment (“MOE”) announced its determination that approximately 2,400 FCA vehicles imported into Korea during 2015, 2016 and 2017 were not emissions compliant and that the vehicles with a subsequent update of the emission control calibrations voluntarily performed by FCA, although compliant, would have required re-homologation of the vehicles concerned. In May 2019, the MOE revoked certification of the above-referenced vehicles and announced an administrative fine for an amount not material to the Company which has been paid by our Korean subsidiary. On May 11, 2023, the Seoul Administrative Court dismissed our Korean subsidiary’s appeal of the certification revocation and our Korean subsidiary has filed a notice of appeal. Our Korean subsidiary has also paid an administrative fine, in an amount not material to the Company, imposed by the Korean Fair Trade Commission for a purported breach of the Act on Fair Labeling and Advertisement in connection with these vehicles.
In November 2021, the MOE issued notice of its intention to impose a recall order, revocation of certification and an administrative fine on the basis of the alleged non-compliance of approximately 2,250 other FCA vehicles. The amount of the administrative fine is not material to the Company. We are waiting for the MOE to issue the final disposition on this matter. Our subsidiary in Seoul, Korea is also cooperating with local criminal authorities in connection with their review of these matters. In both cases, the authorities decided to not refer the matter to prosecutors, as they had found no evidence of wrongdoing by our Korean subsidiary.
The results of the unresolved governmental inquiries and private litigation related to the emissions matters disclosed above cannot be predicted at this time and these inquiries and litigation may lead to further enforcement actions, penalties or damage awards, any of which may have a material adverse effect on our business, financial condition and results of operations. It is also possible that these matters and their ultimate resolution may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and consequently could have a material adverse effect on our business, financial condition and results of operations. At this stage, we are unable to evaluate the likelihood that a loss will be incurred with regard to the unresolved inquiries, Non Opt-Out Litigation and other private litigation or estimate a range of possible loss.

National Training Center
On January 27, 2021, FCA US announced an agreement with the U.S. Attorney’s Office for the Eastern District of Michigan to resolve its investigation into past misconduct of certain former FCA US employees involving the UAW-Chrysler National Training Center (“NTC”). Pursuant to the agreement, which received court approval on July 19, 2021, FCA US agreed to plead guilty to a single count of conspiracy to violate the Labor Management Relations Act and the payment of a fine in an amount that is not material to the Company and which was accrued prior to the merger. FCA US also agreed to implement an independent compliance monitor for three years with respect to the dissolution of the NTC and internal controls as they relate to the trusts being implemented to replace the NTC.
Several putative class action lawsuits have been filed against FCA US in U.S. federal court alleging harm to UAW workers as a result of these acts. Those actions have been dismissed both at the trial court stage and on appeal. Three plaintiffs in these lawsuits also filed charges alleging unfair labor practices with the U.S. National Labor Relations Board (the “Board”). The Board issued a complaint regarding these allegations and sought a cease and desist order as well as the posting of a notification with respect to the alleged practices, but subsequently dismissed the charges.
On July 20, 2020, a group of employees in FCA’s Toledo, Ohio Jeep plant filed a lawsuit in U.S. District Court for the Northern District of Ohio against FCA US, the UAW and certain individuals claiming violations of the Racketeer Influenced and Corrupt Organizations (RICO) Act and civil conspiracy. On October 20, 2020, FCA US filed a motion to dismiss. Plaintiffs filed their second amended complaint on June 25, 2021. Briefing on the motion to dismiss has been stayed pending decisions on motions to dismiss in two related cases in the U.S. District Court for the Eastern District of Michigan. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
On October 16, 2020 and February 28, 2021, lawsuits were filed in U.S. District Court for the Eastern District of Michigan, by groups of current and former employees making similar claims. The court granted FCA US’s motion to dismiss one of the cases and that decision has been appealed by plaintiffs. FCA US’s motion to dismiss the other case remains pending. On March 30, 2023, plaintiffs in the dismissed action filed a new lawsuit in Michigan state court asserting common law claims, which the UAW removed to federal court. Plaintiffs have indicated their intention to file a motion to remand the case back to state court. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss with regard to these lawsuits.
General Motors Litigation
On November 20, 2019, General Motors LLC and General Motors Company (collectively, “GM”) filed a lawsuit in the U.S. District Court for the Eastern District of Michigan against FCA US, FCA N.V., now Stellantis N.V., and certain individuals, claiming violations of the RICO Act, unfair competition and civil conspiracy in connection with allegations that FCA US made payments to UAW officials that corrupted the bargaining process with the UAW and as a result FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining that the UAW was then able to extract from GM through pattern bargaining which increased costs to GM and that this was done by FCA US in an effort to force a merger between GM and FCA N.V. The court dismissed GM’s lawsuit with prejudice. The U.S. Court of Appeals for the Sixth Circuit subsequently affirmed the dismissal of GM’s complaint. On April 17, 2023, the U.S. Supreme Court declined to grant review of the Sixth Circuit’s decision, which finally resolved the federal court case.
Following dismissal of its Federal court case, GM filed an action against FCA US and FCA N.V., now Stellantis N.V., in Michigan state court, making substantially the same claims as it made in the federal litigation. On October 15, 2021, the court granted Stellantis N.V. and FCA US’s motion for summary disposition. GM filed a motion for reconsideration and on December 6, 2021, the court granted GM’s motion, permitting GM to amend its complaint. GM filed a second amended complaint on December 23, 2021. On May 16, 2022, the court denied FCA US’s motion for summary disposition and permitted discovery to proceed against FCA US. On July 20, 2022, the court granted Stellantis N.V.’s motion for summary disposition, but on November 28, 2022 the court granted GM’s motion for reconsideration and permitted jurisdictional discovery to proceed against Stellantis N.V. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.

Tigershark Engine – Litigation
Putative class action lawsuits were filed against FCA US and consolidated into a single action in U.S. District court in Michigan asserting claims under federal and state laws claiming manufacturing and design defects in certain vehicles equipped with the 2.4L Tigershark engine, which has been installed in approximately 1.6 million vehicles sold in the U.S. The claims alleged excessive oil consumption and related excess emissions. In November 2021, we entered into an agreement in principle to settle the litigation, contingent on court approval, for an amount that is not material to the Company. The court granted final approval of the settlement in December 2022.
Other matters
Corporate Average Fuel Economy (“CAFE”) standards
On August 31, 2020, the U.S. Court of Appeals for the Second Circuit vacated a final rule published by NHTSA in July 2019 that had reversed NHTSA’s 2016 increase to the base rate of the CAFE penalty from $5.50 to $14.00. The base rate applies to each tenth of a mile per gallon that a manufacturer’s fleet-wide average fuel efficiency is below the CAFE standard, and is multiplied by the number of vehicles in the manufacturer’s fleet to arrive at an aggregate penalty. On January 14, 2021, NHTSA published an interim final rule with immediate effect, the result of which was to apply the increased fine rate that resulted from the Second Circuit’s ruling to future model years. In particular, NHTSA’s interim rule imposed a CAFE penalty base rate of $5.50 through 2021 Model Year and increased the CAFE penalty base rate to $14.00 prospectively from the 2022 Model Year. FCA accrued estimated amounts for any probable CAFE penalty based on the $5.50 rate for Model Years 2021 and earlier. In addition, as a result of the acquisition, and in accordance with IFRS 3, we recognized an incremental contingent liability of €163 million for the potentially higher fine rate on vehicle shipments prior to the merger date.
On April 1, 2022, NHTSA published a final rule repealing the interim final rule issued in January 2021 and reverting to the December 2016 final rule which increased the CAFE civil penalty rate from $5.00 to $14.00, beginning with 2019 Model Year. NHTSA is expected to continue to make mandatory inflation adjustments to the CAFE civil penalty rate, as required by law for all civil monetary penalties. Applying the annual inflation adjustment procedures did not result in an increase in the $14.00 rate through 2021 Model Year, but did result in an increased fine rate to $15.00 for 2022 Model Year vehicles. An additional accrual of €655 million has been recognized resulting from an increase in the provision related to the Model Year 2019-2021 penalty rate adjustment.
Greenhouse Gas Standards
On March 9, 2022, the EPA reinstated California’s authority under the Clean Air Act to enforce its own, more stringent, greenhouse gas (“GHG”) emission standards for passenger vehicles and light duty trucks (the “California Waiver”). California emission standards covered by the California Waiver may be adopted by other states and to date 17 other states and the District of Columbia (the “California Waiver States”) have adopted California’s GHG emissions standards under the California Waiver.
 Prior to the EPA’s withdrawal of the California Waiver, automotive OEMs were deemed to be compliant with California’s GHG emissions standards if they were compliant with the EPA’s GHG standards. This “deemed to comply” mechanism was removed from the California regulation prior to the reinstatement of the California Waiver. As interpreted by CARB, the EPA’s reinstatement of the California Waiver together with the removal of the “deemed to comply” mechanism means that automotive OEMs are retroactively subject to the separate California GHG standards beginning with the model year 2021 fleet. OEMs may achieve compliance with the California GHG emission standards in several ways, including through the sale of emission-compliant vehicles within their fleet for a given model year, through the carryforward or carryback of excess credits generated by a compliant fleet in past or future years, by the purchase of California-specific regulatory credits from third parties or by a combination of the foregoing.

 We did not meet the California GHG targets for model year 2021 and model year 2022, as in planning both model years prior to reinstatement of the California Waiver we assumed the ability to utilize existing credits based on regulations in force at the time. We intend to be compliant with the California GHG program, and for those years and any other model year with deficits, we intend to seek to cover such deficits with excess credits generated through our compliance in model years within the applicable five-year carryback period.
While we are executing on several important steps to ensure our carryback strategy, the success of our carryback strategy depends on future levels and mix of production and sales, as well as general market demand for battery electric vehicles, all of which are inherently speculative. As we are unable to reliably estimate the cost of compliance, we have not recognized a provision.
We understand that certain other automobile OEMs are subject to less stringent California GHG emissions standards pursuant to settlement agreements entered into with CARB on terms that are not available us. We are currently evaluating the enforceability of the California GHG emissions standards as applied by CARB, particularly in light of their retroactive application following the EPA’s reinstatement of the California Waiver, as well as the disparate treatment of other automotive OEMs which are not subject to the same standards.
U.S. Import Duties
Historically, FCA paid a 2.5 percent duty on Ram ProMaster City vehicles imported into the U.S. as passenger vehicles rather than the 25 percent duty applicable to vehicles that are imported into the U.S. as cargo vans. The vast majority of these vehicles are converted into cargo vans after importation. Federal litigation against a competitor in a similar case resulted in the application of the 25 percent duty rate to the competitor’s vehicles. We believe there are facts that distinguish our case from that of the competitor. However, U.S Customs and Border Protection may seek to recover increased duties for our prior imports, plus interest, and may assert a claim for penalties. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Other commitments, arrangements and contractual rights
At June 30, 2023, total joint venture and associate capital commitments were €2.0 billion for the period 2023 through 2025. Refer to Note 22, Subsequent events for additional information.

19. Equity
Share capital
At June 30, 2023, the authorized share capital of Stellantis was ninety million Euro (€90,000,000), divided into 4.5 billion (4,500,000,000) Stellantis common shares, nominal value of one Euro cent (€0.01) per share and 4.5 billion (4,499,750,000) class A special voting shares, nominal value of one Euro cent (€0.01) per share each and two hundred and fifty thousand (250,000) class B special voting shares with a nominal value of one euro cent (€0.01) each.
At June 30, 2023, the fully paid-up share capital of Stellantis amounted to €31 million (€32 million at December 31, 2022) and consisted of 3,160,583,057 common shares (3,213,372,229 at December 31, 2022), 388,412 issued special voting shares of which 179,790 issued special voting shares A (178,790 at December 31, 2022) and 208,622 issued special voting shares B held in treasury (208,622 at December 31, 2022). In June 2023, 69,125,544 common shares held in treasury were cancelled, following the resolution of the AGM held on April 13, 2023. All shares have a nominal value of €0.01 each.
At June 30, 2023 there were 3,116,056,445 outstanding common shares (3,144,246,685 December 31, 2022).
On April 13, 2023, the AGM approved an ordinary dividend distribution of €1.34 per common share corresponding to a total distribution of €4.2 billion, that was paid on May 4, 2023.

Share buyback program
At the AGM on April 13, 2022, the Board of Directors was authorized to acquire common shares in the capital of the Company, either through purchase on a stock exchange, through a public tender offer, an offer for exchange or otherwise, up to a maximum number of shares equal to 10 percent of the Company’s issued common shares. The authorization was for a period of 18 months from the date of the 2022 General Meeting of Shareholders. The authorization was renewed in the same terms at the AGM on April 13, 2023 for a period of 18 months from the date of the 2023 General Meeting of Shareholders and therefore up to and including October 12, 2024.
During 2022, the Company completed a share buyback transaction relating to the exercise of the General Motors (“GM”) warrants. This related to the acquisition of Opel/Vauxhall from GM by Groupe PSA in 2017 and on the date of the merger between FCA and PSA these were converted into Stellantis equity warrants. On September 15, 2022, the warrants were exercised by GM and the Company issued 69,125,544 common shares that immediately repurchased for a total disbursement of €923 million. All the repurchased shares were cancelled following the resolution adopted by the shareholders at the AGM on April 13, 2023.

In February 2023, the Company announced a Share Buyback Program (the “Program”), covering up to €1,500 million (total purchase price excluding ancillary costs) to be executed in the open market with the intent to cancel the common shares acquired through the Program. The purchase price per common share will be no higher than an amount equal to 110 percent of the market price of the shares on the NYSE, Euronext Milan or Euronext Paris. The market price is calculated as the average of the highest price on each of the five days of trading prior to the date on which the acquisition is made, as shown in the official price list of the NYSE, Euronext Milan or Euronext Paris. The share buybacks are subject to market conditions and in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052. Following the share buyback transaction mentioned above, the remaining authorization stands at approximately 244 million shares, which is expected to be adequate to cover this Program, as well as any repurchase(s) of the 99.2 million shares currently owned by Chinese JV partner Dongfeng Corporation under the terms announced on July 15, 2022.
In March 2023, the Company entered into an agreement with an independent investment firm that makes its trading decisions concerning the timing of purchases independently of the Company. This agreement related to the first tranche of the Program for a maximum amount of up to €500 million which started in March 2023 and ended in May 2023. Total common shares purchased under this tranche were 33,249,812 at an average price of €15.04 per share for total cash paid of €500 million.
In June 2023, the Company entered into the second tranche of its Program with an independent investment firm for a maximum amount of up to €500 million, starting in June 2023 and to end no later than September 2023. A financial liability of the same amount was recognized at inception against net equity that is reduced by the amounts paid for share repurchases. For the second tranche, through June 30, 2023, the Company has repurchased 11,276,800 common shares at an average price of €15.40 per share for cash paid of €174 million. At June 30, 2023, the amount outstanding, net of advances paid was €320 million and has been recognized within Debt - Borrowings from banks in the Semi-Annual Condensed Consolidated Statement of Financial Position.

The tax effect relating to Other comprehensive income/(loss) was as follows:

	Six months ended June 30,
	2023			2022
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ million)
Fair value remeasurement to cash flow hedges	€(1,181)	€304	€(877)	€(490)	€88	€(402)
Gains and losses from remeasurement of financial assets	62	—	62	(9)	—	(9)
Actuarial gains and losses on defined benefit pension obligations	388	(98)	290	1,507	(375)	1,132
Exchange differences on translating foreign operations	(581)	—	(581)	3,677	—	3,677
Share of Other comprehensive income/(loss) for equity method investments	(107)	—	(107)	(9)	—	(9)
Items relating to discontinued operations	—	—	—	—	—	—
Total Other comprehensive income/(loss)	€(1,419)	€206	€(1,213)	€4,676	€(287)	€4,389

20. Earnings per share
Basic earnings per share
Basic earnings per share for the six months ended June 30, 2023 and 2022 was determined by dividing the Net profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during each period.
The following table summarizes the amounts used to calculate the basic earnings per share:

		Six months ended June 30,
		2023	2022
Net profit/(loss) attributable to owners of the parent	million	€10,923	€7,960
Weighted average number of shares outstanding	thousand	3,137,744	3,136,036
Basic earnings per share	€	€3.48	€2.54

Diluted earnings per share
In order to calculate the diluted earnings per share during the six months ended June 30, 2023 and 2022, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the outstanding and unvested share-based compensation awards at June 30, 2023 and 2022 as determined using the treasury stock method. Additionally, at June 30, 2022, the weighted average number of shares outstanding was increased to reflect the 39,727,324 GM warrants issued by PSA in 2017, that became exercisable in July 2022.
For the six months ended June 30, 2023 and 2022, there were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive effect.

The following tables summarize the amounts used to calculate the diluted earnings per share for the six months ended June 30, 2023 and 2022:

		Six months ended June 30,
		2023	2022
Net profit/(loss) attributable to owners of the parent	million	€10,923	€7,960
Weighted average number of shares outstanding	thousand	3,137,744	3,136,036
Number of shares deployable for share-based compensation	thousand	26,063	22,889
Equity warrants delivered to General Motors	thousand	—	69,126
Weighted average number of shares outstanding for diluted earnings per share	thousand	3,163,807	3,228,051
Diluted earnings per share	€	€3.45	€2.47
For the six months ended June 30, 2023 and 2022, there were no discontinued operations reported and therefore no impact on diluted earning from discontinued operations.

21. Segment reporting
The Company’s activities are carried out through six reportable segments: five regional vehicle segments (North America, Enlarged Europe, Middle East & Africa, South America and China and India & Asia Pacific) and Maserati, our global luxury brand segment. These reportable segments reflect the operating segments of the Company that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker”, for making strategic decisions, allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 – Operating Segments (“IFRS 8”), or whose information is considered useful for the users of the financial statements.
The Company’s five regional vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: North America (U.S., Canada and Mexico), Enlarged Europe (primarily the countries of the European Union and United Kingdom), Middle East & Africa (primarily Turkey, Morocco, Egypt and Algeria), South America (including Central America and the Caribbean islands) and China and India & Asia Pacific (Asia and Pacific countries). The Company's global luxury brand reportable segment, Maserati, deals with the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand.
Transactions among the mass-market vehicle segments generally are presented on a “where-sold” basis, which reflect the profit/(loss) on the ultimate sale to third party customer within the segment. This presentation generally eliminates the effect of the legal entity transfer price within the segments. Revenues of the other segments, aside from the mass-market vehicle segments, are those directly generated by or attributable to the segment as the result of its usual business activities and includes revenues from transactions with third parties as well as those arising from transactions with segments, recognized at normal market prices.
Other activities includes the results of our industrial automation systems design and production business, our cast iron components business, our mobility businesses, our software and data businesses, our financial services as well as the activities and businesses that are not operating segments under IFRS 8. In addition, Unallocated items and eliminations includes consolidation adjustments and eliminations. Financial income and expenses, income taxes and share of the profit of equity method investees are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.
Adjusted operating income is the measure used by the chief operating decision maker to assess performance, allocate resources to the Company's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted operating income/(loss) excludes from Net profit/(loss) adjustments comprising restructuring, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).

Effective from January 1, 2023, our Adjusted operating income/(loss) includes Share of the profit/(loss) of equity method investees. The comparatives for the six months ended June 30, 2022, have been adjusted accordingly. This change was implemented as management believes these results are becoming increasingly relevant due to the number of partnerships Stellantis has recently engaged in, and will continue to engage in in the future, around electrification and other areas critical to the future of mobility.
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to:
•Impacts from strategic decisions to rationalize Stellantis’ core operations;
•Facility-related costs stemming from Stellantis’ plans to match production capacity and cost structure to market demand; and
•Convergence and integration costs directly related to significant acquisitions or mergers.
See below for a reconciliation of Net profit, which is the most directly comparable measure included in our Semi-Annual Condensed Consolidated Income Statement, to Adjusted operating income. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8, the related information is not provided.
The following tables summarize selected financial information by segment for the six months ended June 30, 2023 and 2022:

Six months ended June 30, 2023	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net revenues from external customers	€45,916	€34,811	€4,698	€7,609	€1,985	€1,310	€2,023	€16	€98,368
Net revenues from transactions with other segments	—	50	—	(46)	1	(1)	451	(455)	—
Net revenues	€45,916	€34,861	€4,698	€7,563	€1,986	€1,309	€2,474	€(439)	€98,368

Net profit/(loss)									€10,918
Tax expense/(benefit)									€2,692
Net financial expenses/(income)									€(69)
Operating income/(loss)(1)									€13,541
Adjustments:
Restructuring and other costs, net of reversals(2)	314	252	—	14	—	—	14	—	€594
Reorganization of financial services(3)	—	—	—	—	—	—	140	—	€140
Impairment expense and supplier obligations(4)	(2)	—	—	—	16	—	—	—	€14
Takata airbags recall campaign, net of recoveries	—	(84)	26	(1)	4	—	—	—	€(55)
Other(5)	(80)	29	—	2	(15)	—	(46)	2	€(108)
Total adjustments	232	197	26	15	5	—	108	2	585
Adjusted operating income	€8,027	€3,725	€1,218	€1,075	€294	€121	€(126)	€(208)	€14,126
Share of profit of equity method investees, excluding adjustments(1)	€—	€(45)	€84	€(2)	€13	€—	€243	€—	€293
________________________________________________________________________________________________________________________________________________________________________
(1) Share of the profit of equity method investees is included in our Operating income and Adjusted operating income. Refer to "Non-GAAP Financial Measures" for additional information
(2) Primarily related to workforce reductions
(3) Net costs associated with the reorganization of our financial services activities in Europe
(4) Related to impairments, net of reversals
(5) Mainly related to gains on disposals of investments

Six months ended June 30, 2022	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net revenues from external customers	€42,442	€31,275	€3,039	€7,233	€2,150	€943	€903	€14	€87,999
Net revenues from transactions with other segments	1	44	—	—	2	(2)	610	(655)	—
Net revenues	€42,443	€31,319	€3,039	€7,233	€2,152	€941	€1,513	€(641)	€87,999

Net profit/(loss)									€7,960
Tax expense/(benefit)									1,985
Net financial expenses/(income)									431
Operating income/(loss)(1)									10,376
Adjustments:
Restructuring and other costs, net of reversals(2)	157	619	—	33	—	—	29	—	€838
CAFE penalty rate(3)	660	—	—	—	—	—	—	—	€660
Takata recall campaign(4)	—	538	22	2	—	—	—	—	€562
Impairment of GAC-Stellantis JV(5)	—	—	—	—	297	—	—	—	€297
Patents litigation(6)	93	40	—	1	—	—	—	—	€134
Impairment expense and supplier obligations	18	4	—	45	—	—	—	—	€67
Other(7)	(62)	(210)	—	—	(1)	—	66	—	€(207)
Total adjustments	866	991	22	81	296	—	95	—	2,351
Adjusted operating income, as adjusted(1)	€7,683	€3,230	€529	€1,002	€269	€62	€128	€(176)	€12,727
Share of profit/(loss) of equity method investees, excluding adjustments(1)	€—	€(37)	€57	€—	€(317)	€—	€353	€—	€56

Adjusted operating income, as reported	€7,683	€3,267	€472	€1,002	€289	€62	€(225)	€(176)	€12,374
Add: Share of profit/(loss) of equity method investees	—	(37)	57	—	(317)	—	353	—	€56
Adjustments:
Impairment of GAC-Stellantis JV(5)	—	—	—	—	297	—	—	—	€297
Adjusted operating income, as adjusted(1)	€7,683	€3,230	€529	€1,002	€269	€62	€128	€(176)	€12,727
________________________________________________________________________________________________________________________________________________
(1) Share of the profit of equity method investees is included in our Operating income and Adjusted operating income effective January the six months ended June 30, 2022, have been adjusted accordingly. Refer to "Non-GAAP Financial Measures" for additional information
(2) Primarily related to workforce reductions mainly in Enlarged Europe, North America and South America
(3) Increase in provision related to Model Year 2019 - 2021 CAFE penalty rate adjustment. Refer to Note 13, Provisions, for additional information
(4) Extension of Takata airbags recall campaign in Enlarged Europe, Middle East & Africa and South America
(5) Relates to the full impairment of our equity method investment and includes write off of balances relating to loan receivables, trade receivables and capitalized development expenditures. Refer to Note 2, Scope of consolidation for additional information.
(6) Provision related to litigation by certain patent owners related to the use of certain technologies in prior periods
(7) Mainly related to release of litigation provisions, changes in ownership of equity method investments, partially offset by net losses on disposals

22. Subsequent events
In December 2022, Stellantis entered into a non-binding agreement with Faurecia and Michelin to acquire an interest in Symbio, a hydrogen fuel cell company. The transaction closed in July 2023 with a total consideration, including a shareholder loan, of €300 million for a 33.3 percent investment.
In July 2023, Stellantis entered into an agreement with other automakers to establish and develop a new, high-speed charging infrastructure for battery electric passenger vehicles in the U.S. and Canada. The joint venture is expected to be established this year, subject to customary closing conditions and regulatory approvals.

In July 2023, the Brazilian court issued a final favorable decision and a definitive ruling in the lawsuit filed by Stellantis challenging the calculation of federal taxes on revenue for previously paid taxes and recognizing its right to recover tax payments made between 2002-2004 for an estimated amount of €51 million.
In July 2023, Stellantis entered into capital commitments to joint ventures for €359 million.

Responsibility statement
The Board of Directors is responsible for preparing the Semi-Annual Report, inclusive of the Semi-Annual Condensed Consolidated Financial Statements and the Management Discussion and Analysis, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting, IAS 34 - Interim Financial Reporting.
In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Condensed Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of Stellantis and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Management Discussion and Analysis provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.

July 27, 2023

The Board of Directors

John Elkann
Carlos Tavares
Robert Peugeot
Henri de Castries
Fiona Clare Cicconi
Nicolas Dufourcq
Ann Frances Godbehere
Wan Ling Martello
Benoit Ribadeau-Dumas
Jacques de Saint-Exupéry
Kevin Scott